English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2022 and 2021 and

Independent Auditors’ Review Report

- 0 -

勤業眾信

勤業眾信聯合會計師事務所

11073 台北市信義區松仁路100號20樓

Deloitte & Touche

20F, Taipei Nan Shan Plaza

No. 100, Songren Rd.,

Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988

Fax:+886 (2) 4051-6888

www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPOR

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2022 and 2021, the related consolidated statements of comprehensive income for the three months ended June 30, 2022 and 2021 and for the six months ended June 30, 2022 and 2021, of changes in equity, and of cash flows for the six months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects the consolidated financial position of the Company as of June 30, 2022 and 2021, its consolidated financial performance for the three months ended June 30, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the six months then ended June 30, 2022 and 2021 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Mei Yen Chiang and Shang Chih Lin.

Deloitte & Touche

Taipei, Taiwan

Republic of China

August 9, 2022

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2022 (Reviewed)		December 31, 2021 (Audited)		June 30, 2021 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,253,189,197	29	$1,064,990,192	29	$747,982,082	24
Financial assets at fair value through profit or loss (Note 7)	214,215	-	159,048	-	58,325	-
Financial assets at fair value through other comprehensive income (Note 8)	120,954,506	3	119,519,251	3	122,794,529	4
Financial assets at amortized cost (Note 9)	51,165,762	1	3,773,571	-	-	-
Hedging financial assets (Note 10)	44,686	-	13,468	-	310	-
Notes and accounts receivable, net (Note 11)	220,996,537	5	197,586,109	5	177,475,493	6
Receivables from related parties (Note 31)	1,072,699	-	715,324	-	784,397	-
Other receivables from related parties (Note 31)	2,518,059	-	61,531	-	1,711,652	-
Inventories (Note 12)	217,438,091	5	193,102,321	5	170,438,686	6
Other financial assets (Note 32)	24,931,373	1	16,630,611	1	12,450,123	-
Other current assets	13,341,271	-	10,521,481	-	7,408,426	-

Total current assets	1,905,866,396	44	1,607,072,907	43	1,241,104,023	40

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	6,503,252	-	5,887,892	-	5,389,958	-
Financial assets at amortized cost (Note 9)	34,139,722	1	1,533,391	-	4,336,636	-
Investments accounted for using equity method (Note 13)	23,797,518	-	21,963,418	1	19,336,878	1
Property, plant and equipment (Note 14)	2,248,318,787	52	1,975,118,704	53	1,722,679,133	56
Right-of-use assets (Note 15)	34,293,532	1	32,734,537	1	32,619,272	1
Intangible assets (Note 16)	27,208,993	1	26,821,697	1	26,535,043	1
Deferred income tax assets (Note 4)	57,848,313	1	49,153,886	1	36,180,371	1
Refundable deposits	4,125,907	-	2,624,854	-	2,513,142	-
Other noncurrent assets	3,838,915	-	2,592,169	-	2,120,733	-

Total noncurrent assets	2,440,074,939	56	2,118,430,548	57	1,851,711,166	60

TOTAL	$4,345,941,335	100	$3,725,503,455	100	$3,092,815,189	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 17 and 29)	$115,584,794	3	$114,921,333	3	$139,380,910	5
Financial liabilities at fair value through profit or loss (Note 7)	716,981	-	681,914	-	1,828,338	-
Hedging financial liabilities (Note 10)	-	-	9,642	-	10,216	-
Accounts payable	58,024,952	1	47,285,603	1	39,725,757	1
Payables to related parties (Note 31)	1,793,114	-	1,437,186	-	1,504,156	-
Salary and bonus payable	25,716,367	1	23,802,100	1	17,148,913	1
Accrued profit sharing bonus to employees and compensation to directors (Note 28)	63,171,737	1	36,524,741	1	52,328,940	2
Payables to contractors and equipment suppliers	160,489,081	4	145,742,148	4	107,146,153	3
Cash dividends payable (Note 20)	142,805,490	3	142,617,093	4	136,134,497	4
Income tax payable (Note 4)	62,063,783	1	59,647,152	2	40,022,662	1
Long-term liabilities - current portion (Notes 18, 19 and 29)	17,059,167	-	4,566,667	-	-	-
Accrued expenses and other current liabilities (Notes 15, 21, 29 and 31)	197,815,515	5	162,267,779	4	112,518,405	4

Total current liabilities	845,240,981	19	739,503,358	20	647,748,947	21

NONCURRENT LIABILITIES
Bonds payable (Notes 18 and 29)	753,889,823	17	610,070,652	16	410,464,857	13
Long-term bank loans (Notes 19 and 29)	3,318,773	-	3,309,131	-	3,171,331	-
Deferred income tax liabilities (Note 4)	940,675	-	1,873,877	-	2,142,797	-
Lease liabilities (Notes 15 and 29)	22,510,412	1	20,764,214	1	21,030,441	1
Net defined benefit liability (Note 4)	8,513,260	-	11,036,879	-	11,285,520	1
Guarantee deposits	834,170	-	686,762	-	392,398	-
Others (Note 21)	200,231,116	5	167,525,377	5	2,608,325	-

Total noncurrent liabilities	990,238,229	23	815,266,892	22	451,095,669	15

Total liabilities	1,835,479,210	42	1,554,770,250	42	1,098,844,616	36

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Notes 4 and 20)	259,303,805	6	259,303,805	7	259,303,805	8
Capital surplus (Notes 4, 20 and 27)	69,333,650	1	64,761,602	2	64,753,836	2
Retained earnings (Notes 4 and 20)
Appropriated as legal capital reserve	311,146,899	7	311,146,899	8	311,146,899	10
Appropriated as special capital reserve	47,067,461	1	59,304,212	2	48,392,823	2
Unappropriated earnings	1,844,911,241	43	1,536,378,550	41	1,366,782,481	44
	2,203,125,601	51	1,906,829,661	51	1,726,322,203	56
Others (Notes 4, 20 and 27)	(35,409,864)	(1)	(62,608,515)	(2)	(58,594,043)	(2)

Equity attributable to shareholders of the parent	2,496,353,192	57	2,168,286,553	58	1,991,785,801	64

NON - CONTROLLING INTERESTS	14,108,933	1	2,446,652	-	2,184,772	-

Total equity	2,510,462,125	58	2,170,733,205	58	1,993,970,573	64

TOTAL	$4,345,941,335	100	$3,725,503,455	100	$3,092,815,189	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2022		2021		2022		2021
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 21, 31 and 36)	$534,140,808	100	$372,145,122	100	$1,025,216,681	100	$734,555,352	100

COST OF REVENUE (Notes 12, 28 and 31)	218,672,814	41	185,948,304	50	436,545,521	43	358,519,104	49

GROSS PROFIT	315,467,994	59	186,196,818	50	588,671,160	57	376,036,248	51

OPERATING EXPENSES (Notes 28 and 31)
Research and development	39,649,130	8	30,873,376	8	75,697,670	7	61,629,734	8
General and administrative	11,568,594	2	7,826,613	2	22,068,621	2	14,350,858	2
Marketing	2,156,794	-	1,883,434	1	4,219,417	1	3,714,664	1

Total operating expenses	53,374,518	10	40,583,423	11	101,985,708	10	79,695,256	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 15 and 28)	30,273	-	53,810	-	(771,585)	-	(135,597)	-

INCOME FROM OPERATIONS (Note 36)	262,123,749	49	145,667,205	39	485,913,867	47	296,205,395	40

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	2,258,005	-	1,171,888	-	3,983,495	-	2,439,000	-
Interest income (Note 22)	3,545,945	1	1,428,681	1	5,219,824	1	2,889,585	-
Other income	512,177	-	349,186	-	820,560	-	657,270	-
Foreign exchange gain, net (Note 34)	7,864,798	2	649,882	-	9,607,686	1	6,123,871	1
Finance costs (Note 23)	(2,904,231)	(1)	(1,134,399)	-	(5,044,997)	-	(1,906,494)	-
Other gains and losses, net (Note 24)	(7,402,162)	(1)	1,258,632	-	(7,670,458)	(1)	(1,953,163)	-

Total non-operating income and expenses	3,874,532	1	3,723,870	1	6,916,110	1	8,250,069	1

INCOME BEFORE INCOME TAX	265,998,281	50	149,391,075	40	492,829,977	48	304,455,464	41

INCOME TAX EXPENSE (Notes 4 and 25)	28,818,029	6	14,909,359	4	52,776,351	5	30,234,999	4

NET INCOME	237,180,252	44	134,481,716	36	440,053,626	43	274,220,465	37

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 20 and 25)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income	(143,758)	-	926,525	-	172,201	-	817,336	-
Loss on hedging instruments	-	-	-	-	-	-	(41,416)	-
Share of other comprehensive income (loss) of associates	11,248	-	(3,645)	-	55,087	-	4,502	-
Income tax benefit (expense) related to items that will not be reclassified subsequently	246	-	(74)	-	231	-	(55,845)	-
	(132,264)	-	922,806	-	227,519	-	724,577	-
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	13,866,707	2	(10,901,084)	(3)	33,212,298	4	(3,095,279)	-
Unrealized loss on investments in debt instruments at fair value through other comprehensive income	(3,184,221)	1	(124,148)	-	(8,289,365)	(1)	(1,790,169)	-
Gain on hedging instruments	648,756	-	-	-	1,342,584	-	-	-
Share of other comprehensive income (loss) of associates	127,191	-	(99,112)	-	291,650	-	(73,657)	-
Income tax benefit related to items that may be reclassified subsequently	53,336	-	-	-	6,036	-	-	-
	11,511,769	3	(11,124,344)	(3)	26,563,203	3	(4,959,105)	-

Other comprehensive income (loss) for the period, net of income tax	11,379,505	3	(10,201,538)	(3)	26,790,722	3	(4,234,528)	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$248,559,757	47	$124,280,178	33	$466,844,348	46	$269,985,937	37

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$237,027,317	44	$134,358,942	36	$439,760,292	43	$274,049,435	37
Non-controlling interests	152,935	-	122,774	-	293,334	-	171,030	-

	$237,180,252	44	$134,481,716	36	$440,053,626	43	$274,220,465	37

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$249,048,661	47	$124,157,722	33	$467,332,315	46	$269,815,033	37
Non-controlling interests	(488,904)	-	122,456	-	(487,967)	-	170,904	-

	$248,559,757	47	$124,280,178	33	$466,844,348	46	$269,985,937	37

EARNINGS PER SHARE (NT$, Note 26)
Basic earnings per share	$9.14		$5.18		$16.96		$10.57
Diluted earnings per share	$9.14		$5.18		$16.96		$10.57

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury		Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Total	Interests	Equity

BALANCE, JANUARY 1, 2021	25,930,380	$259,303,805	$56,347,243	$311,146,899	$42,259,146	$1,235,280,036	$1,588,686,081	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)	$-	$1,849,657,256	$964,743	$1,850,621,999

Appropriations of earnings
Special capital reserve	-	-	-	-	6,133,677	(6,133,677)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(136,134,497)	(136,134,497)	-	-	-	-	-	-	(136,134,497)	-	(136,134,497)
Total	-	-	-	-	6,133,677	(142,268,174)	(136,134,497)	-	-	-	-	-	-	(136,134,497)	-	(136,134,497)

Net income for the six months ended June 30, 2021	-	-	-	-	-	274,049,435	274,049,435	-	-	-	-	-	-	274,049,435	171,030	274,220,465

Other comprehensive loss for the six months ended June 30, 2021, net of income tax	-	-	-	-	-	-	-	(3,168,898)	(1,024,088)	(41,416)	-	(4,234,402)	-	(4,234,402)	(126)	(4,234,528)

Total comprehensive income (loss) for the six months ended June 30, 2021	-	-	-	-	-	274,049,435	274,049,435	(3,168,898)	(1,024,088)	(41,416)	-	(4,234,402)	-	269,815,033	170,904	269,985,937

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(278,816)	(278,816)	-	278,816	-	-	278,816	-	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	41,416	-	41,416	-	41,416	-	41,416

Adjustments to share of changes in equities of associates	-	-	311	-	-	-	-	-	-	-	-	-	-	311	-	311

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	8,406,282	-	-	-	-	-	-	-	-	-	-	8,406,282	1,045,516	9,451,798

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,454	3,454

Effect of acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	155	155

BALANCE, JUNE 30, 2021	25,930,380	$259,303,805	$64,753,836	$311,146,899	$48,392,823	$1,366,782,481	$1,726,322,203	$(60,170,525)	$1,576,482	$-	$-	$(58,594,043)	$-	$1,991,785,801	$2,184,772	$1,993,970,573

BALANCE, JANUARY 1, 2022	25,930,380	$259,303,805	$64,761,602	$311,146,899	$59,304,212	$1,536,378,550	$1,906,829,661	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)	$-	$2,168,286,553	$2,446,652	$2,170,733,205

Appropriations of earnings
Special capital reserve	-	-	-	-	(12,236,751)	12,236,751	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(142,617,092)	(142,617,092)	-	-	-	-	-	-	(142,617,092)	-	(142,617,092)
Total	-	-	-	-	(12,236,751)	(130,380,341)	(142,617,092)	-	-	-	-	-	-	(142,617,092)	-	(142,617,092)

Net income for the six months ended June 30, 2022	-	-	-	-	-	439,760,292	439,760,292	-	-	-	-	-	-	439,760,292	293,334	440,053,626

Other comprehensive income (loss) for the six months ended June 30, 2022, net of income tax	-	-	-	-	-	-	-	34,285,148	(8,118,334)	1,405,209	-	27,572,023	-	27,572,023	(781,301)	26,790,722

Total comprehensive income (loss) for the six months ended June 30, 2022	-	-	-	-	-	439,760,292	439,760,292	34,285,148	(8,118,334)	1,405,209	-	27,572,023	-	467,332,315	(487,967)	466,844,348

Share-based payment arrangements	1,387	13,870	438,029	-	-	-	-	-	-	-	(345,201)	(345,201)	-	106,698	-	106,698

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(871,566)	(871,566)	-	(871,566)

Treasury stock retired	(1,387)	(13,870)	(2,989)	-	-	(854,707)	(854,707)	-	-	-	-	-	871,566	-	-	-

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	7,447	7,447	-	(7,447)	-	-	(7,447)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(20,724)	-	(20,724)	-	(20,724)	-	(20,724)

Adjustments to share of changes in equities of associates	-	-	1,616	-	-	-	-	-	-	-	-	-	-	1,616	-	1,616

From share of changes in equities of subsidiaries	-	-	4,135,392	-	-	-	-	-	-	-	-	-	-	4,135,392	12,330,767	16,466,159

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(180,519)	(180,519)

BALANCE, JUNE 30, 2022	25,930,380	$259,303,805	$69,333,650	$311,146,899	$47,067,461	$1,844,911,241	$2,203,125,601	$(29,018,213)	$(7,551,471)	$1,505,021	$(345,201)	$(35,409,864)	$-	$2,496,353,192	$14,108,933	$2,510,462,125

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$492,829,977	$304,455,464
Adjustments for:
Depreciation expense	219,975,000	200,697,053
Amortization expense	4,351,710	4,008,423
Expected credit losses recognized (reversal) on investments in debt instruments	22,878	(3,284)
Finance costs	5,044,997	1,906,494
Share of profits of associates	(3,983,495)	(2,439,000)
Interest income	(5,219,824)	(2,889,585)
Share-based compensation	141,801	3,454
Loss on disposal or retirement of property, plant and equipment, net	59,370	10,581
Loss on disposal or retirement of intangible assets, net	-	1,228
Impairment loss on property, plant and equipment	790,740	274,388
Loss (gain) on disposal of investments in debt instruments at fair value through other comprehensive income, net	245,151	(169,334)
Loss (gain) on foreign exchange, net	1,760,843	(7,684,209)
Dividend income	(240,840)	(348,146)
Others	(260,642)	(310,601)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(22,297)	3,895,618
Notes and accounts receivable, net	(23,410,483)	(31,995,213)
Receivables from related parties	(357,375)	(226,266)
Other receivables from related parties	(33,677)	(36,224)
Inventories	(24,335,770)	(33,085,279)
Other financial assets	(2,794,688)	(4,302,494)
Other current assets	(3,834,683)	(835,489)
Accounts payable	10,739,349	738,473
Payables to related parties	355,928	(603,562)
Salary and bonus payable	1,914,267	(2,922,328)
Accrued profit sharing bonus to employees and compensation to directors	26,646,996	16,647,894
Accrued expenses and other current liabilities	1,512,486	25,071,000
Other noncurrent liabilities	71,747,862	-
Net defined benefit liability	(2,523,619)	(628,554)
Cash generated from operations	771,121,962	469,230,502
Income taxes paid	(60,102,845)	(53,975,304)

Net cash generated by operating activities	711,019,117	415,255,198

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2022	2021

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial assets at fair value through other comprehensive income	$(40,949,130)	$(151,585,404)
Financial assets at amortized cost	(80,240,090)	-
Property, plant and equipment	(479,857,668)	(414,999,829)
Intangible assets	(3,805,347)	(4,123,566)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	32,886,262	148,593,456
Financial assets at amortized cost	1,970,939	6,581,175
Property, plant and equipment	672,885	116,857
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	300	62,837
Derecognition of hedging financial instruments	1,519,511	143,672
Interest received	4,322,973	3,040,052
Proceeds from government grants - property, plant and equipment	336,599	-
Proceeds from government grants - others	874	-
Other dividends received	204,090	318,746
Dividends received from investments accounted for using equity method	326,816	233,439
Increase in prepayments for leases	-	(1,200,000)
Refundable deposits paid	(1,768,173)	(1,553,689)
Refundable deposits refunded	373,262	369,842

Net cash used in investing activities	(564,005,897)	(414,002,412)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	4,048,589	55,624,096
Proceeds from issuance of bonds	128,442,844	157,809,507
Repayment of bonds	-	(2,600,000)
Proceeds from long-term bank loans	500,000	1,210,000
Payments for transaction costs attributable to the issuance of bonds	(285,272)	(278,805)
Treasury stock acquired	(871,566)	-
Repayment of the principal portion of lease liabilities	(1,122,427)	(985,283)
Interest paid	(4,657,300)	(1,046,295)
Guarantee deposits received	123,240	151,226
Guarantee deposits refunded	(5,683)	(35,358)
Cash dividends	(142,617,093)	(129,651,902)
Disposal of ownership interests in subsidiaries (without losing control)	-	9,451,798
Increase in non-controlling interests	16,438,934	155

Net cash generated by (used in) financing activities	(5,734)	89,649,139

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2022	2021

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$41,191,519	$(3,090,490)

NET INCREASE IN CASH AND CASH EQUIVALENTS	188,199,005	87,811,435

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,064,990,192	660,170,647

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,253,189,197	$747,982,082

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on August 9, 2022.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.	The IFRSs issued by International Accounting Standards Board (IASB) and endorsed by FSC with effective date starting 2023

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023

c.	The IFRSs issued by IASB, but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2021.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2021.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period is as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2022	December 31, 2021	June 30, 2021	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2022	December 31, 2021	June 30, 2021	Note

TSMC	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	68%	73%	73%	b)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	a), c)
	Japan Advanced Semiconductor Manufacturing, Inc.（JASM）	Manufacturing, sales, testing and computer aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	71%	100%	-	a), d)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	a)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	a)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:

VisEra has increased its capital in June 2022. After the increase in capital, TSMC’s shareholding in VisEra decreased from 73% to 68%. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note c:

TSMC Arizona is established in November 2020. Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note d:

JASM is established in December 2021 and has increased its capital in January 2022. After the increase in capital, TSMC’s shareholding in JASM decreased from 100% to 81%. In addition, JASM increased its capital by issuing noncumulative preferred shares and common shares in April 2022, TSMC’s shareholding in JASM decreased from 81% to 71% and the proportion of voting right remain 81%. The aforementioned transactions were accounted for as an equity transaction since the transaction did not change TSMC’s control over JASM.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Treasury Stock

Treasury stock represents the outstanding shares that the Company buys back from market, which is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.

Share-based payment arrangements

a.	Equity-settled share-based payment arrangements

Restricted shares for employees are expensed on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity - unearned employee benefits.

When restricted shares for employees are issued, other equity - unearned employee benefits is recognized on the grant date, with a corresponding increase in capital surplus - restricted shares for employees. Dividends paid to employees on restricted shares which do not need to be returned if employees resign in the vesting period are recognized as expenses upon the dividend declaration with a corresponding adjustment in retained earnings.

At the end of each reporting period, the Company revises its estimate of the number of restricted shares for employees that are expected to vest. The impact from such revision is recognized in profit or loss so that the cumulative expenses reflect the revised estimate, with a corresponding adjustment to capital surplus - restricted shares for employees.

b.	Cash-settled share-based payment arrangements

For cash-settled share-based payments, a liability is recognized for the services acquired, measured at the fair value of the liability incurred. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The Company has considered the economic implications of COVID-19 on critical accounting estimations and will continue evaluating the impact on its financial position and financial performance as a result of the pandemic. In addition, the same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2022	December 31, 2021	June 30, 2021

Cash and deposits in banks	$1,244,241,282	$1,058,808,104	$745,313,161
Commercial paper	5,192,945	-	-
Government bonds	3,754,970	906,743	2,668,921
Repurchase agreements	-	5,275,345	-

	$1,253,189,197	$1,064,990,192	$747,982,082

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2022	December 31, 2021	June 30, 2021

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$214,215	$159,048	$58,325

Financial liabilities

Held for trading
Forward exchange contracts	$716,981	$681,914	$1,828,338

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

June 30, 2022

Sell NT$	July 2022 to August 2022	NT$	97,269,884
Sell US$	July 2022 to September 2022	US$	1,313,561
Sell RMB	July 2022 to August 2022	RMB	1,484,671

December 31, 2021

Sell NT$	January 2022 to March 2022	NT$	132,734,482
Sell US$	January 2022 to March 2022	US$	2,009,148

June 30, 2021

Sell NT$	July 2021 to September 2021	NT$	153,952,400
Sell US$	July 2021 to September 2021	US$	1,738,658

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	June 30, 2022	December 31, 2021	June 30, 2021

Investments in debt instruments at FVTOCI
Corporate bonds	$61,646,977	$57,253,161	$58,907,886
Agency bonds/Agency mortgage-backed securities	30,123,385	32,070,114	32,188,798
Government bonds	20,142,297	21,345,794	24,121,903
Asset-backed securities	8,642,271	8,660,424	7,523,443
	120,554,930	119,329,493	122,742,030

(Continued)

	June 30, 2022	December 31, 2021	June 30, 2021

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	$6,503,252	$5,887,892	$5,389,958
Publicly traded stocks	399,576	189,758	52,499
	6,902,828	6,077,650	5,442,457

	$127,457,758	$125,407,143	$128,184,487

Current	$120,954,506	$119,519,251	$122,794,529
Noncurrent	6,503,252	5,887,892	5,389,958

	$127,457,758	$125,407,143	$128,184,487

(Concluded)

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the six months ended June 30, 2022, as the Company adjusted its investment portfolios, equity investments designated at FVTOCI were divested for NT$36,025 thousand. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$7,447 thousand was transferred to increase retained earnings.

As of June 30, 2022 and 2021, the cumulative loss allowance for expected credit loss of NT$35,164 thousand and NT$33,850 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.	FINANCIAL ASSETS AT AMORTIZED COST
	June 30, 2022	December 31, 2021	June 30, 2021

Corporate bonds	$48,153,344	$5,310,039	$4,338,802
Commercial paper	37,179,685	-	-
Less: Allowance for impairment loss	(27,545)	(3,077)	(2,166)

	$85,305,484	$5,306,962	$4,336,636

Current	$51,165,762	$3,773,571	$-
Noncurrent	34,139,722	1,533,391	4,336,636

	$85,305,484	$5,306,962	$4,336,636

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.	HEDGING FINANCIAL INSTRUMENTS
	June 30, 2022	December 31, 2021	June 30, 2021

Financial assets - current

Fair value hedges
Interest rate futures contracts	$44,686	$-	$310
Cash flow hedges
Forward interest rate contracts	-	13,468	-

	$44,686	$13,468	$310

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$-	$9,642	$10,216

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risk.

June 30, 2022

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	83,800	September 2022

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$4,199,391	$(44,686)

December 31, 2021

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	53,900	March 2022

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$4,079,274	$9,642

June 30, 2021

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury futures	US$	74,200	September 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$5,707,978	$9,906

The effect for the six months ended June 30, 2022 and 2021 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
	2022	2021

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$188,504	$134,956
Hedged Items
Financial assets at FVTOCI	(188,504)	(134,956)

	$-	$-

Cash flow hedge

The Company entered into forward contracts to partially hedge foreign exchange rate risks or interest rate risks associated with certain highly probable forecast transactions (capital expenditures or issuance of debts). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates or interest rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. For the six months ended June 30, 2022 and 2021, refer to Note 20(d) for gain or loss arising from changes in the fair value of hedging instruments, the amount transferred to initial carrying amount of hedged items and the amount reclassified to finance costs of hedged items.

The following tables summarize the information relating to the hedges of interest rate risks.

December 31, 2021

Hedging Instruments	Contract Amount (In Thousands)		Maturity	Balance in Other Equity (Continuing Hedges)

Forward interest rate contracts	US$	328,000	January 2022	$128,165

The effect for the six months ended June 30, 2022 and 2021 is detailed below:

Hedging Instruments/Hedged Items	Change in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
	2022	2021

Hedging Instruments
Forward exchange contracts (capital expenditures)	$-	$(41,416)
Forward interest rate contracts (issuance of debts)	$1,356,697	$-

Hedged Items
Forecast transaction (capital expenditures)	$-	$41,416
Forecast transaction (issuance of debts)	$(1,356,697)	$-

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2022	December 31, 2021	June 30, 2021

At amortized cost
Notes and accounts receivable	$215,927,656	$193,733,220	$174,586,830
Less: Loss allowance	(302,959)	(347,020)	(291,142)
	215,624,697	193,386,200	174,295,688
At FVTOCI	5,371,840	4,199,909	3,179,805

	$220,996,537	$197,586,109	$177,475,493

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	June 30, 2022	December 31, 2021	June 30, 2021

Not past due	$215,112,852	$191,740,045	$169,954,907
Past due
Past due within 30 days	6,180,424	6,186,814	7,811,444
Past due 31-60 days	4,724	6,182	220
Past due 61-120 days	1,496	88	64
Less: Loss allowance	(302,959)	(347,020)	(291,142)

	$220,996,537	$197,586,109	$177,475,493

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Six Months Ended June 30
	2022	2021

Balance, beginning of period	$347,020	$246,626
Provision (Reversal)	(44,116)	44,524
Effect of exchange rate changes	55	(8)

Balance, end of period	$302,959	$291,142

For the six months ended June 30, 2022 and 2021, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.	INVENTORIES

	June 30, 2022	December 31, 2021	June 30, 2021

Finished goods	$37,577,314	$32,562,750	$21,358,612
Work in process	150,299,451	137,700,402	126,550,888
Raw materials	11,536,389	11,111,122	12,991,522
Supplies and spare parts	18,024,937	11,728,047	9,537,664

	$217,438,091	$193,102,321	$170,438,686

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue during reporting period. The amounts are illustrated below:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Inventory losses (reversal of write-down of inventories)	$1,318,633	$(469,648)	$1,257,466	$(946,047)

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	June 30, 2022	December 31, 2021	June 30, 2021	June 30, 2022	December 31, 2021	June 30, 2021

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$11,387,537	$10,613,127	$8,702,574	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	7,914,636	6,795,699	6,409,172	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,092,962	3,046,961	2,898,577	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,381,336	1,484,683	1,300,841	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	21,047	22,948	25,714	28%	28%	28%

			$23,797,518	$21,963,418	$19,336,878

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	June 30, 2022	December 31, 2021	June 30, 2021

VIS	$35,652,364	$73,347,312	$54,778,372
GUC	$22,456,860	$27,359,085	$19,282,086
Xintec	$14,299,727	$15,913,315	$18,806,645

14.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2022	December 31, 2021	June 30, 2021

Assets used by the Company	$2,248,294,450	$1,975,113,974	$1,722,112,116
Assets subject to operating leases	24,337	4,730	567,017

	$2,248,318,787	$1,975,118,704	$1,722,679,133

a.	Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2022	$6,488,230	$576,597,777	$3,984,749,236	$76,154,170	$593,155,733	$5,237,145,146
Additions	702,377	17,408,443	189,771,300	3,934,410	277,066,417	488,882,947
Disposals or retirements	-	(59,270)	(12,787,092)	(104,176)	-	(12,950,538)
Transfers to assets subject to operating leases	-	-	(54,042)	-	-	(54,042)
Effect of exchange rate changes	191,565	1,189,079	5,660,892	192,520	3,371,590	10,605,646

Balance at June 30, 2022	$7,382,172	$595,136,029	$4,167,340,294	$80,176,924	$873,593,740	$5,723,629,159

Accumulated depreciation and impairment

Balance at January 1, 2022	$499,826	$306,165,242	$2,903,539,441	$51,826,663	$-	$3,262,031,172
Additions	682	17,675,386	196,242,367	4,643,691	-	218,562,126
Disposals or retirements	-	(48,143)	(12,076,798)	(103,804)	-	(12,228,745)
Transfers to assets subject to operating leases	-	-	(32,245)	-	-	(32,245)
Impairment	-	-	-	-	790,740	790,740
Effect of exchange rate changes	37,014	878,755	5,142,161	153,731	-	6,211,661

Balance at June 30, 2022	$537,522	$324,671,240	$3,092,814,926	$56,520,281	$790,740	$3,475,334,709

Carrying amounts at January 1, 2022	$5,988,404	$270,432,535	$1,081,209,795	$24,327,507	$593,155,733	$1,975,113,974
Carrying amounts at June 30, 2022	$6,844,650	$270,464,789	$1,074,525,368	$23,656,643	$872,803,000	$2,248,294,450

Cost

Balance at January 1, 2021	$3,942,625	$522,447,474	$3,607,005,732	$68,862,648	$223,965,360	$4,426,223,839
Additions	2,587,183	34,524,307	217,478,898	3,799,491	108,588,607	366,978,486
Disposals or retirements	-	(19,921)	(6,882,015)	(124,755)	-	(7,026,691)
Transfers from assets subject to operating leases	-	35,478	656,218	-	-	691,696
Transfers to assets subject to operating leases	-	-	(244,579)	-	-	(244,579)
Effect of exchange rate changes	(16,125)	86,018	672,170	(7,391)	(81,621)	653,051

Balance at June 30, 2021	$6,513,683	$557,073,356	$3,818,686,424	$72,529,993	$332,472,346	$4,787,275,802

Accumulated depreciation and impairment

Balance at January 1, 2021	$506,129	$271,799,471	$2,555,529,969	$43,802,332	$-	$2,871,637,901
Additions	667	16,942,317	178,535,517	3,863,440	-	199,341,941
Disposals or retirements	-	(17,118)	(6,695,391)	(123,997)	-	(6,836,506)
Transfers from assets subject to operating leases	-	15,646	197,639	-	-	213,285
Transfers to assets subject to operating leases	-	-	(68,279)	-	-	(68,279)
Impairment	-	-	274,388	-	-	274,388
Effect of exchange rate changes	(3,750)	21,534	590,342	(7,170)	-	600,956

Balance at June 30, 2021	$503,046	$288,761,850	$2,728,364,185	$47,534,605	$-	$3,065,163,686

Carrying amounts at January 1, 2021	$3,436,496	$250,648,003	$1,051,475,763	$25,060,316	$223,965,360	$1,554,585,938
Carrying amounts at June 30, 2021	$6,010,637	$268,311,506	$1,090,322,239	$24,995,388	$332,472,346	$1,722,112,116

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2022 and 2021, the Company recognized an impairment loss of NT$790,740 thousand and NT$274,388 thousand for certain equipment under machinery and equipment that were assessed to have no future use, and the recoverable amounts of the aforementioned assets were nil. Such impairment loss was recognized in other operating income and expenses.

Information about capitalized interest is set out in Note 23.

b.	Assets subject to operating leases

	Buildings	Machinery and Equipment	Total

Cost

Balance at January 1, 2022	$192,051	$-	$192,051
Disposals or retirements	(63,727)	-	(63,727)
Transfers from assets used by the Company	-	54,042	54,042

Balance at June 30, 2022	$128,324	$54,042	$182,366

Accumulated depreciation

Balance at January 1, 2022	$187,321	$-	$187,321
Additions	389	1,801	2,190
Disposals or retirements	(63,727)	-	(63,727)
Transfers from assets used by the Company	-	32,245	32,245

Balance at June 30, 2022	$123,983	$34,046	$158,029

Carrying amounts at January 1, 2022	$4,730	$-	$4,730
Carrying amounts at June 30, 2022	$4,341	$19,996	$24,337

Cost

Balance at January 1, 2021	$227,529	$1,199,011	$1,426,540
Transfers to assets used by the Company	(35,478)	(656,218)	(691,696)
Transfers from assets used by the Company	-	244,579	244,579

Balance at June 30, 2021	$192,051	$787,372	$979,423

Accumulated depreciation

Balance at January 1, 2021	$201,366	$221,992	$423,358
Additions	632	133,422	134,054
Transfers to assets used by the Company	(15,646)	(197,639)	(213,285)
Transfers from assets used by the Company	-	68,279	68,279

Balance at June 30, 2021	$186,352	$226,054	$412,406

Carrying amounts at January 1, 2021	$26,163	$977,019	$1,003,182
Carrying amounts at June 30, 2021	$5,699	$561,318	$567,017

Operating leases relate to leases of buildings and leases of machinery and equipment with lease terms ranging between approximately 1 to 5 years. The lessees do not have purchase options to acquire the assets at the expiration of the lease periods.

The maturity analysis of operating lease payments receivable from the buildings and machinery and equipment is as follows:

	June 30, 2022	December 31, 2021	June 30, 2021

Year 1	$19,279	$17,978	$22,011
Year 2	-	-	8,496

	$19,279	$17,978	$30,507

15.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	June 30, 2022	December 31, 2021	June 30, 2021

Carrying amounts

Land	$31,286,996	$29,778,636	$30,256,923
Buildings	2,972,876	2,918,133	2,323,733
Machinery and equipment	3,301	3,474	3,905
Office equipment	30,359	34,294	34,711

	$34,293,532	$32,734,537	$32,619,272

	Six Months Ended June 30
	2022	2021

Additions to right-of-use assets	$3,110,808	$6,220,076

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Depreciation of right-of-use assets
Land	$481,599	$454,014	$948,561	$899,416
Buildings	230,402	157,499	450,000	310,629
Machinery and equipment	214	135	416	135
Office equipment	5,748	5,367	11,707	10,878

	$717,963	$617,015	$1,410,684	$1,221,058

Income from subleasing right-of-use assets (classified under other operating income and expenses, net)	$20,435	$20,248	$41,157	$40,674

b.	Lease liabilities

	June 30, 2022	December 31, 2021	June 30, 2021

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,240,263	$2,176,451	$1,861,281
Noncurrent portion	22,510,412	20,764,214	21,030,441

	$24,750,675	$22,940,665	$22,891,722

Ranges of discount rates for lease liabilities are as follows:

	June 30, 2022	December 31, 2021	June 30, 2021

Land	0.39%-1.78%	0.39%-2.14%	0.39%-2.14%
Buildings	0.39%-3.88%	0.39%-3.88%	0.39%-3.88%
Machinery and equipment	0.71%	0.71%	0.71%
Office equipment	0.28%-3.88%	0.28%-3.88%	0.28%-3.88%

c.	Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.	Subleases

The Company subleases the right to use its buildings and machinery and equipment under operating leases with lease terms of 1 to 6 years.

The maturity analysis of lease payments receivable under operating subleases is as follows:

	June 30, 2022	December 31, 2021	June 30, 2021

Year 1	$60,298	$60,771	$64,991

e.	Other lease information

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Expenses relating to short-term leases	$1,185,788	$1,309,473	$2,318,378	$2,588,882
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$26,808	$33,445	$56,025	$101,017

	Six Months Ended June 30
	2022	2021

Total cash outflow for leases	$3,624,783	$3,660,126

16.	INTANGIBLE ASSETS
	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2022	$5,379,164	$23,533,959	$43,650,957	$11,497,309	$84,061,389
Additions	-	1,945,779	2,342,902	169,692	4,458,373
Disposals or retirements	-	-	(51,896)	-	(51,896)
Effect of exchange rate changes	278,092	2,933	12,201	1,975	295,201

Balance at June 30, 2022	$5,657,256	$25,482,671	$45,954,164	$11,668,976	$88,763,067

Accumulated amortization and impairment

Balance at January 1, 2022	$-	$14,912,293	$34,121,578	$8,205,821	$57,239,692
Additions	-	1,358,008	2,402,246	591,456	4,351,710
Disposals or retirements	-	-	(51,896)	-	(51,896)
Effect of exchange rate changes	-	2,933	10,729	906	14,568

Balance at June 30, 2022	$-	$16,273,234	$36,482,657	$8,798,183	$61,554,074

Carrying amounts at January 1, 2022	$5,379,164	$8,621,666	$9,529,379	$3,291,488	$26,821,697
Carrying amounts at June 30, 2022	$5,657,256	$9,209,437	$9,471,507	$2,870,793	$27,208,993

Cost

Balance at January 1, 2021	$5,436,602	$22,161,712	$36,238,967	$11,277,701	$75,114,982
Additions	-	1,004,974	3,708,226	90,702	4,803,902
Disposals or retirements	-	-	(13,779)	-	(13,779)
Effect of exchange rate changes	(28,244)	1,071	2,079	185	(24,909)

Balance at June 30, 2021	$5,408,358	$23,167,757	$39,935,493	$11,368,588	$79,880,196

Accumulated amortization and impairment

Balance at January 1, 2021	$-	$12,226,066	$30,111,759	$7,008,978	$49,346,803
Additions	-	1,334,121	2,068,523	605,779	4,008,423
Disposals or retirements	-	-	(12,551)	-	(12,551)
Effect of exchange rate changes	-	1,071	1,266	141	2,478

Balance at June 30, 2021	$-	$13,561,258	$32,168,997	$7,614,898	$53,345,153

Carrying amounts at January 1, 2021	$5,436,602	$9,935,646	$6,127,208	$4,268,723	$25,768,179
Carrying amounts at June 30, 2021	$5,408,358	$9,606,499	$7,766,496	$3,753,690	$26,535,043

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.0% in its test of impairment as of December 31, 2021 to reflect the relevant specific risk in the cash-generating unit.

17.	SHORT-TERM LOANS

	June 30, 2022	December 31, 2021	June 30, 2021

Unsecured loans
Amount	$115,584,794	$114,921,333	$139,380,910

Loan content
EUR (in thousands)	$3,694,575	$3,652,935	$4,195,819
Annual interest rate	(0.28)%-0%	(0.73)%-0%	(0.25)%-0.01%
Maturity date	Due by September 2022	Due by June 2022	Due by September 2021

18.	BONDS PAYABLE

	June 30, 2022	December 31, 2021	June 30, 2021

Domestic unsecured bonds	$342,244,000	$312,448,000	$230,389,000
Overseas unsecured bonds	430,969,000	304,414,000	181,278,500
Less: Discounts on bonds payable	(2,923,177)	(2,391,348)	(1,202,643)
Less: Current portion	(16,400,000)	(4,400,000)	-

	$753,889,823	$610,070,652	$410,464,857

The Company issued domestic unsecured bonds for the six months ended June 30, 2022, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

111-1 (Green bond)	A	January 2022 to January 2027	$2,100,000	0.63%	Bullet repayment; interest payable annually
	B	January 2022 to January 2029	3,300,000	0.72%	The same as above
111-2	A	March 2022 to September 2026	3,000,000	0.84%	The same as above
	B	March 2022 to March 2027	9,600,000	0.85%	The same as above
	C	March 2022 to March 2029	1,600,000	0.90%	The same as above
111-3 (Green bond)		May 2022 to May 2027	6,100,000	1.50%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
April 2021 to April 2031		1,500,000	2.25%	The same as above
October 2021 to October 2026		1,250,000	1.75%	The same as above
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above
April 2022 to April 2027		1,000,000	3.875%	The same as above
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
April 2022 to April 2052		1,000,000	4.50%	The same as above

The company issued domestic unsecured bonds during the period from July 1, 2022 to August 9, 2022, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

111-4 (Green bond)	A	July 2022 to July 2026	$1,200,000	1.60%	Bullet repayment; interest payable annually
	B	July 2022 to July 2027	10,100,000	1.70%	The same as above
	C	July 2022 to July 2029	1,200,000	1.75%	The same as above
	D	July 2022 to July 2032	1,400,000	1.95%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

July 2022 to July 2027	US$	400,000	4.375%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
July 2022 to July 2032	600,000		4.625%	The same as above

19.	LONG-TERM BANK LOANS

	June 30, 2022	December 31, 2021	June 30, 2021

Unsecured loans	$4,010,000	$3,510,000	$3,210,000
Less: Discounts on government grants	(32,060)	(34,202)	(38,669)
Less: Current portion	(659,167)	(166,667)	-

	$3,318,773	$3,309,131	$3,171,331

Loan content
Annual interest rate	0.40%-0.98%	0.40%-0.90%	0.40%-0.60%
Maturity date	Due by May 2027	Due by September 2026	Due by March 2026

The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

20.	EQUITY

a.	Capital stock

	June 30, 2022	December 31, 2021	June 30, 2021

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380
Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On March 1, 2022, the Company issued employee restricted stocks awards (RSAs) for its employees in a total of 1,387 thousand shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed. Refer to Note 27 for the information on RSAs.

On May 10, 2022, TSMC’s Board of Directors resolved to cancel 1,387 thousand treasury shares. Refer to Note 20(e) for the information.

As of the end of reporting period, 1,064,049 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,320,243 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	June 30, 2022	December 31, 2021	June 30, 2021

Additional paid-in capital	$24,183,645	$24,184,939	$24,184,939
From merger	22,803,291	22,804,510	22,804,510
From convertible bonds	8,892,371	8,892,847	8,892,847
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406,282	8,406,282	8,406,282
From share of changes in equities of subsidiaries	4,249,344	113,952	121,843
From share of changes in equities of associates	308,938	307,322	302,837
Donations	51,750	51,750	40,578
Employee restricted shares	438,029	-	-

	$69,333,650	$64,761,602	$64,753,836

Under the relevant laws, the capital surplus generated from the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds), the difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal and donations may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2022, 2021 and 2020 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2022	of 2022
Board of Directors in its	August 9,	May 10,
meeting	2022	2022

Special capital reserve	$(12,002,798)	$(15,541,054)
Cash dividends to shareholders	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2021	of 2021	of 2021	of 2021
Board of Directors in its	February 15,	November 9,	August 10,	June 9,
meeting	2022	2021	2021	2021

Special capital reserve	$3,304,303	$710,169	$10,201,220	$(6,287,050)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2020	of 2020	of 2020	of 2020
Board of Directors in its	February 9,	November 10,	August 11,	May 12,
meeting	2021	2020	2020	2020

Special capital reserve	$12,420,727	$5,501,351	$11,884,457	$(2,694,841)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$64,825,951
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

d.	Others

Changes in others were as follows:

	Six Months Ended June 30, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)
Exchange differences arising on translation of foreign operations	33,993,498	-	-	-	33,993,498
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	172,302	-	-	172,302
Debt instruments	-	(8,533,984)	-	-	(8,533,984)

(Continued)

	Six Months Ended June 30, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	$-	$(7,447)	$-	$-	$(7,447)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	245,151	-	-	245,151
Loss allowance adjustments from debt instruments	-	(532)	-	-	(532)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	1,342,584	-	1,342,584
Transferred to initial carrying amount of hedged items	-	-	(20,724)	-	(20,724)
Issuance of shares	-	-	-	(451,899)	(451,899)
Share-based payment expenses recognized	-	-	-	106,698	106,698
Share of other comprehensive income (loss) of associates	291,650	(1,502)	56,589	-	346,737
Income tax effect	-	231	6,036	-	6,267

Balance, end of period	$(29,018,213)	$(7,551,471)	$1,505,021	$(345,201)	$(35,409,864)

(Concluded)

	Six Months Ended June 30, 2021
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)
Exchange differences arising on translation of foreign operations	(3,095,241)	-	-	-	(3,095,241)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	817,424	-	-	817,424
Debt instruments	-	(1,622,452)	-	-	(1,622,452)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	278,816	-	-	278,816
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(169,334)	-	-	(169,334)
Loss allowance adjustments from debt instruments	-	1,617	-	-	1,617
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(41,416)	-	(41,416)
Transferred to initial carrying amount of hedged items	-	-	41,416	-	41,416
Share of other comprehensive income (loss) of associates	(73,657)	4,502	-	-	(69,155)
Income tax effect	-	(55,845)	-	-	(55,845)

Balance, end of period	$(60,170,525)	$1,576,482	$-	$-	$(58,594,043)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.	Treasury stock

For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on February 15, 2022 to repurchase 1,387 thousand shares. TSMC has completed this share buyback program during the first quarter of 2022. On May 10, 2022, TSMC’s Board of Directors resolved to cancel the 1,387 thousand shares and set May 10, 2022 as the record date for capital reduction. The registration for share cancellation was completed on May 20, 2022.

21.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Three Months Ended June 30		Six Months Ended June 30
Product	2022	2021	2022	2021

Wafer	$475,781,237	$332,005,700	$914,417,988	$654,477,956
Others	58,359,571	40,139,422	110,798,693	80,077,396

	$534,140,808	$372,145,122	$1,025,216,681	$734,555,352

	Three Months Ended June 30		Six Months Ended June 30
Geography	2022	2021	2022	2021

Taiwan	$57,220,955	$41,751,615	$121,529,972	$99,480,649
United States	334,036,299	218,814,409	640,162,981	456,177,680
China	67,466,165	55,029,691	122,802,779	78,239,433
Europe, the Middle East and Africa	30,516,978	25,148,209	56,397,199	45,022,267
Japan	27,232,242	19,424,581	51,803,418	34,380,749
Others	17,668,169	11,976,617	32,520,332	21,254,574

	$534,140,808	$372,145,122	$1,025,216,681	$734,555,352

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended June 30		Six Months Ended June 30
Platform	2022	2021	2022	2021

Smartphone	$201,555,759	$157,744,895	$397,555,653	$320,952,692
High Performance Computing	228,940,670	143,391,014	431,185,832	271,234,401
Internet of Things	44,648,551	29,391,787	83,694,326	59,514,518
Automotive	27,041,397	16,395,914	50,772,615	31,001,454
Digital Consumer Electronics	15,245,696	13,540,616	29,724,532	28,954,701
Others	16,708,735	11,680,896	32,283,723	22,897,586

	$534,140,808	$372,145,122	$1,025,216,681	$734,555,352

	Three Months Ended June 30		Six Months Ended June 30
Resolution	2022	2021	2022	2021

5-nanometer	$100,729,723	$61,189,745	$187,021,513	$106,802,946
7-nanometer	142,919,242	101,327,247	275,244,347	212,348,622
10-nanometer	10,212	171,448	13,357	628,486
16-nanometer	64,478,129	45,342,157	125,345,668	90,649,739
20-nanometer	2,129,924	1,329,397	4,284,389	2,530,800
28-nanometer	49,533,008	37,518,815	96,980,103	74,182,990
40/45-nanometer	36,441,273	23,604,843	70,471,243	46,795,800
65-nanometer	22,537,887	16,335,174	43,724,793	31,958,401
90-nanometer	10,513,833	9,031,280	19,778,329	17,755,720
0.11/0.13 micron	12,701,869	9,307,618	26,078,454	18,005,084
0.15/0.18 micron	27,207,891	20,997,915	52,731,689	41,607,465
0.25 micron and above	6,578,246	5,850,061	12,744,103	11,211,903

Wafer revenue	$475,781,237	$332,005,700	$914,417,988	$654,477,956

b.	Contract balances

	June 30, 2022	December 31, 2021	June 30, 2021	January 1, 2021

Contract liabilities (classified under accrued expenses and other current liabilities)	$36,370,599	$39,762,588	$28,707,650	$13,775,088

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$4,816,703 thousand and NT$1,790,629 thousand for the three months ended June 30, 2022 and 2021, respectively; and NT$35,695,115 thousand and NT$10,804,405 thousand for the six months ended June 30, 2022 and 2021, respectively.

c.	Temporary receipts from customers

	June 30, 2022	December 31, 2021

Current portion (classified under accrued expenses and other current liabilities)	$64,819,768	$30,612,702
Noncurrent portion (classified under other noncurrent liabilities)	185,078,181	155,381,485

	$249,897,949	$185,994,187

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

22.INTEREST INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Interest income
Bank deposits	$2,673,691	$708,406	$3,665,684	$1,339,467
Financial assets at FVTOCI	602,121	548,760	1,142,611	1,175,467
Financial assets at amortized cost	270,133	171,515	411,529	374,651

	$3,545,945	$1,428,681	$5,219,824	$2,889,585

23.FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Interest expense
Corporate bonds	$3,343,130	$1,083,200	$5,730,439	$1,798,304
Lease liabilities	50,785	47,150	97,303	96,927
Bank loans	8,024	3,964	14,645	11,093
Others	88	85	175	170
Less: Capitalized interest under property, plant and equipment	(497,796)	-	(797,565)	-

	$2,904,231	$1,134,399	$5,044,997	$1,906,494

Information about capitalized interest is as follows:

	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022

Capitalization rate	0.72%-3.36%	0.56%-3.36%

24.	OTHER GAINS AND LOSSES, NET

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Gain (loss) on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(104,373)	$166,348	$(245,151)	$169,334
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	(7,049,073)	955,618	(7,421,976)	(2,398,909)
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	1,171	(1,861)	532	(1,617)
Financial assets at amortized cost	(12,281)	4,648	(23,410)	4,901
Other gains (losses), net	(237,606)	133,879	19,547	273,128

	$(7,402,162)	$1,258,632	$(7,670,458)	$(1,953,163)

25.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Current income tax expense
Current tax expense recognized in the current period	$34,088,064	$19,420,622	$62,764,254	$39,877,578
Income tax adjustments on prior years	(489,636)	158,443	(523,244)	158,443
Other income tax adjustments	46,337	31,501	86,804	69,886
	33,644,765	19,610,566	62,327,814	40,105,907
Deferred income tax benefit
The origination and reversal of temporary differences	(5,754,159)	(3,383,430)	(9,528,886)	(7,238,311)
Investment tax credits	927,423	(1,317,777)	(22,577)	(2,632,597)
	(4,826,736)	(4,701,207)	(9,551,463)	(9,870,908)

Income tax expense recognized in profit or loss	$28,818,029	$14,909,359	$52,776,351	$30,234,999

b.Income tax expense recognized in other comprehensive income

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Deferred income tax benefit (expense)
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	$246	$(74)	$231	$(55,845)
Related to gain/loss on cash flow hedges	53,336	-	6,036	-

	$53,582	$(74)	$6,267	$(55,845)

c.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2020. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

26.	EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Basic EPS	$9.14	$5.18	$16.96	$10.57
Diluted EPS	$9.14	$5.18	$16.96	$10.57

EPS is computed as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Basic EPS
Net income available to common shareholders of the parent	$237,027,317	$134,358,942	$439,760,292	$274,049,435
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,993	25,930,380	25,929,390	25,930,380
Basic EPS (in dollars)	$9.14	$5.18	$16.96	$10.57

Diluted EPS
Net income available to common shareholders of the parent	$237,027,317	$134,358,942	$439,760,292	$274,049,435
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,993	25,930,380	25,929,390	25,930,380
Effects of all dilutive potential common shares	174	-	118	-
Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,929,167	25,930,380	25,929,508	25,930,380
Diluted EPS (in dollars)	$9.14	$5.18	$16.96	$10.57

27.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Equity-settled share-based payment-RSAs

The issuance of RSAs for year 2021 (2021 RSAs) of no more than 2,600 thousand common shares has been approved by TSMC’s shareholders’ meeting held on July 26, 2021. The grants will be made free of charge. Under the aforementioned resolution, TSMC’s Board of Directors approved the issuance of RSAs of 1,387 thousand shares. The grant date and the issuance date were both March 1, 2022.

Vesting conditions of the aforementioned arrangement are as follow:

1)	The RSAs granted to key management personnel can only be vested if

●	the key management personnel remain employed by TSMC on the last date of each vesting period;

●	during the vesting period, the key management personnel may not breach any agreement with the TSMC or violate the TSMC’s work rules; and

●	certain key management personnel performance metrics and the TSMC’s business performance metrics are met.

2)

The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of the TSMC’s business performance metrics.

3)

The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on the TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation Committee’s evaluation of the TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested

Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

Restrictions imposed on the key management personnel’ rights in the RSAs before the vesting conditions are fulfilled:

1)

During each vesting period, no key management personnel granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

2)

Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the key management personnel’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

3)	Details of granted 2021 RSAs are as follows:

Six Months Ended June 30, 2022
Number of Stocks (In Thousands)

Balance, beginning of period	-
Issuance of stocks	1,387

Balance, end of period	1,387

Weighted-average fair value of RSAs (in dollars)	$325.81

The 2021 RSAs is measured at fair value at grant date using the binominal tree approach. Relevant information is as follows:

March 1, 2022

Stock price at grant date (in dollars)	$604
Expected price volatility	25.34%-28.28%
Expected option life	1-3years
Risk-free interest rate	0.57%

Refer to Note 28 for the compensation costs of the 2021 RSAs recognized by TSMC.

The issuance of RSAs for year 2022 (2022 RSAs) of no more than 3,065 thousand common shares has been approved by TSMC’s shareholders’ meeting held on June 8, 2022. The grants will be made free of charge.

b.	Cash-settled share-based payment arrangements

On March 1, 2022, TSMC executed a compensation plan to grant 236 thousand units of employee cash-settled share-based payment arrangement. One unit of the right represents a right to the market value of one TSMC’s common share when vested. The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned 2021 RSAs.

The compensation cost for the cash-settled share-based payment was measured at fair value by using binominal tree approach and will be measured at the end of each reporting period until settlement. Relevant information is as follows:

June 30, 2022

Stock price at measurement date (in dollars)	$501
Expected price volatility	25.85%-29.88%
Expected option life	1-3years
Risk-free interest rate	0.96%

Refer to Note 28 for the compensation costs of the cash-settled share-based payment recognized by TSMC. The liabilities under cash-settle share-based payment arrangement amounted to NT$16,650 thousands as of the end of reporting period.

28.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$103,802,522	$94,713,022	$205,460,210	$186,947,097
Recognized in operating expenses	7,236,218	6,949,727	14,512,600	13,615,902
Recognized in other operating income and expenses	1,995	61,437	2,190	134,054

	$111,040,735	$101,724,186	$219,975,000	$200,697,053

b.Amortization of intangible assets

Recognized in cost of revenue	$1,509,549	$1,394,961	$3,011,624	$2,681,865
Recognized in operating expenses	674,363	686,011	1,340,086	1,326,558

	$2,183,912	$2,080,972	$4,351,710	$4,008,423

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,106,462	$943,574	$2,147,764	$1,713,829
Defined benefit plans	52,387	48,121	104,561	96,232
	1,158,849	991,695	2,252,325	1,810,061
Share-based payments
Equity-settled	114,348	1,750	141,801	3,454
Cash-settled	11,899	-	17,299	-
	126,247	1,750	159,100	3,454

Other employee benefits	56,010,143	38,416,215	104,931,140	75,678,609

	$57,295,239	$39,409,660	$107,342,565	$77,492,124

Employee benefits expense summarized by function
Recognized in cost of revenue	$33,789,220	$23,513,793	$63,515,083	$46,320,240
Recognized in operating expenses	23,506,019	15,895,867	43,827,482	31,171,884

	$57,295,239	$39,409,660	$107,342,565	$77,492,124

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Profit sharing bonus to employees	$14,149,316	$8,020,534	$26,260,235	$16,358,834

TSMC’s profit sharing bonus to employees and compensation to directors for 2021 and 2020 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2021	2020
	February 15,	February 9,
Resolution Date of TSMC’s Board of Directors in its meeting	2022	2021

Profit sharing bonus to employees	$35,601,449	$34,753,184
Compensation to directors	$487,537	$509,753

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2021 and 2020, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

29.CASH FLOW INFORMATION

a.	Non-cash transactions
	Six Months Ended June 30
	2022	2021

Additions of financial assets at FVTOCI	$34,590,360	$148,920,027
Changes in accrued expenses and other current liabilities	6,359,987	2,665,377
Changes in other financial assets	(1,217)	-

Payments for acquisition of financial assets at FVTOCI	$40,949,130	$151,585,404

Disposal of financial assets at FVTOCI	$32,801,826	$145,602,717
Changes in other financial assets	84,436	2,990,739

Proceeds from disposal of financial assets at FVTOCI	$32,886,262	$148,593,456

Additions of property, plant and equipment	$488,882,947	$366,978,486
Changes in other financial assets	5,256,973	364,946
Changes in payables to contractors and equipment suppliers	(13,790,015)	47,697,813
Changes in accrued expenses and other current liabilities	305,328	-
Transferred to initial carrying amount of hedged items	-	(41,416)
Capitalized interests	(797,565)	-

Payments for acquisition of property, plant and equipment	$479,857,668	$414,999,829

(Continued)

	Six Months Ended June 30
	2022	2021

Additions of intangible assets	$4,458,373	$4,803,902
Changes in other financial assets	7,584	2,442
Changes in accrued expenses and other current liabilities	(660,610)	(682,778)

Payments for acquisition of intangible assets	$3,805,347	$4,123,566

(Concluded)

b.	Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2022	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2022

Short-term loans	$114,921,333	$4,048,589	$(2,888,343)	$-	$(496,785)	$115,584,794
Bonds payable	614,470,652	128,157,572	27,528,871	-	132,728	770,289,823
Long-term bank loans	3,475,798	500,000	-	-	2,142	3,977,940
Lease liabilities	22,940,665	(1,219,517)	52,785	2,879,439	97,303	24,750,675

Total	$755,808,448	$131,486,644	$24,693,313	$2,879,439	$(264,612)	$914,603,232

			Non-cash Changes
	Balance as of January 1, 2021	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2021

Short-term loans	$88,559,026	$55,624,096	$(4,518,505)	$-	$(283,707)	$139,380,910
Bonds payable	256,705,084	154,930,702	(1,231,552)	-	60,623	410,464,857
Long-term bank loans	1,967,611	1,210,000	-	-	(6,280)	3,171,331
Lease liabilities	22,388,674	(1,082,055)	(33,211)	1,521,387	96,927	22,891,722

Total	$369,620,395	$210,682,743	$(5,783,268)	$1,521,387	$(132,437)	$575,908,820

Note:	Other changes include discounts on short-term loans, amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

30.FINANCIAL INSTRUMENTS

a.	Categories of financial instruments
	June 30, 2022	December 31, 2021	June 30, 2021

Financial assets
FVTPL (Note 1)	$214,215	$159,048	$58,325
FVTOCI (Note 2)	132,829,598	129,607,052	131,364,292
Hedging financial assets	44,686	13,468	310
Amortized cost (Note 3)	1,586,767,416	1,283,715,674	944,073,720

	$1,719,855,915	$1,413,495,242	$1,075,496,647

Financial liabilities
FVTPL (Note 4)	$716,981	$681,914	$1,828,338
Hedging financial liabilities	-	9,642	10,216
Amortized cost (Note 5)	1,610,885,645	1,355,957,244	919,869,533

	$1,611,602,626	$1,356,648,800	$921,708,087

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable (net), equity and debt investments.

Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 4:	Held for trading.

Note 5:

Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.	Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the six months ended June 30, 2022 and 2021, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$1,748,402 thousand and NT$519,643 thousand respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rates fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,945,980 thousand and NT$3,713,054 thousand for the six months ended June 30, 2022 and 2021, respectively.

All of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than expected. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the six months ended June 30, 2022 and 2021, the other comprehensive income would have decreased by NT$677,684 thousand and NT$532,912 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of June 30, 2022, December 31, 2021 and June 30, 2021, the Company’s ten largest customers accounted for 78%, 79% and 78% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.09%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the six months ended June 30, 2022 and 2021, the expected credit loss increased NT$26,423 thousand and decrease NT$3,563 thousand, respectively. The changes were mainly due to investment portfolio adjustment.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

June 30, 2022

Non-derivative financial liabilities

Short-term loans	$115,485,709	$-	$-	$-	$115,485,709
Accounts payable (including related parties)	59,818,066	-	-	-	59,818,066
Payables to contractors and equipment suppliers	160,489,081	-	-	-	160,489,081
Accrued expenses and other current liabilities	159,093,063	-	-	-	159,093,063
Bonds payable	30,642,237	54,419,617	276,477,181	617,066,414	978,605,449
Long-term bank loans	692,634	2,535,527	860,476	-	4,088,637
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,481,460	4,272,205	3,758,566	15,972,231	26,484,462
Others	-	196,206,050	1,675,578	-	197,881,628
	528,702,250	257,433,399	282,771,801	633,038,645	1,701,946,095

Derivative financial instruments

Forward exchange contracts
Outflows	142,903,327	-	-	-	142,903,327
Inflows	(142,478,581)	-	-	-	(142,478,581)
	424,746	-	-	-	424,746

	$529,126,996	$257,433,399	$282,771,801	$633,038,645	$1,702,370,841

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2021

Non-derivative financial liabilities

Short-term loans	$114,767,034	$-	$-	$-	$114,767,034
Accounts payable (including related parties)	48,722,789	-	-	-	48,722,789
Payables to contractors and equipment suppliers	145,742,148	-	-	-	145,742,148
Accrued expenses and other current liabilities	120,240,359	-	-	-	120,240,359
Bonds payable	13,580,628	42,801,397	191,458,126	506,504,958	754,345,109
Long-term bank loans	183,671	2,217,112	1,153,900	-	3,554,683
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,371,568	3,896,249	3,385,295	14,649,235	24,302,347
Others	-	164,991,929	-	-	164,991,929
	445,608,197	213,906,687	195,997,321	521,154,193	1,376,666,398

Derivative financial instruments

Forward exchange contracts
Outflows	187,708,035	-	-	-	187,708,035
Inflows	(187,631,930)	-	-	-	(187,631,930)
	76,105	-	-	-	76,105

	$445,684,302	$213,906,687	$195,997,321	$521,154,193	$1,376,742,503

June 30, 2021

Non-derivative financial liabilities

Short-term loans	$139,286,411	$-	$-	$-	$139,286,411
Accounts payable (including related parties)	41,229,913	-	-	-	41,229,913
Payables to contractors and equipment suppliers	107,146,153	-	-	-	107,146,153
Accrued expenses and other current liabilities	81,877,944	-	-	-	81,877,944
Bonds payable	4,695,789	31,393,955	111,057,181	321,209,197	468,356,122
Long-term bank loans	15,145	1,711,443	1,529,118	-	3,255,706
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,056,447	3,547,598	3,254,813	15,437,513	24,296,371
	376,307,802	36,652,996	115,841,112	336,646,710	865,448,620

Derivative financial instruments

Forward exchange contracts
Outflows	202,441,828	-	-	-	202,441,828
Inflows	(201,256,293)	-	-	-	(201,256,293)
	1,185,535	-	-	-	1,185,535

	$377,493,337	$36,652,996	$115,841,112	$336,646,710	$866,634,155
(Concluded)

Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

June 30, 2022

Lease liabilities	$8,067,028	$5,391,697	$2,267,302	$246,204	$15,972,231

December 31, 2021

Lease liabilities	$7,513,939	$5,043,067	$1,972,740	$119,489	$14,649,235

June 30, 2021

Lease liabilities	$7,658,578	$5,300,326	$2,290,803	$187,806	$15,437,513

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2022
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$214,215	$-	$214,215

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$61,646,977	$-	$61,646,977
Agency bonds/Agency mortgage-backed securities	-	30,123,385	-	30,123,385
Government bonds	20,060,391	81,906	-	20,142,297
Asset-backed securities	-	8,642,271	-	8,642,271
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,503,252	6,503,252
Publicly traded stocks	399,576	-	-	399,576
Notes and accounts receivable, net	-	5,371,840	-	5,371,840

	$20,459,967	$105,866,379	$6,503,252	$132,829,598

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$44,686	$-	$-	$44,686

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$716,981	$-	$716,981

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$159,048	$-	$159,048

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$57,253,161	$-	$57,253,161
Agency bonds/Agency mortgage-backed securities	-	32,070,114	-	32,070,114
Government bonds	21,267,002	78,792	-	21,345,794
Asset-backed securities	-	8,660,424	-	8,660,424

Investments in equity instruments
Non-publicly traded equity investments	-	-	5,887,892	5,887,892
Publicly traded stocks	189,758	-	-	189,758
Notes and accounts receivable, net	-	4,199,909	-	4,199,909

	$21,456,760	$102,262,400	$5,887,892	$129,607,052

Hedging financial assets

Cash flow hedges
Forward interest rate contracts	$-	$13,468	$-	$13,468

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$681,914	$-	$681,914

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$9,642	$-	$-	$9,642

	June 30, 2021
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$58,325	$-	$58,325

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$58,907,886	$-	$58,907,886
Agency bonds/Agency mortgage-backed securities	-	32,188,798	-	32,188,798
Government bonds	24,041,328	80,575	-	24,121,903
Asset-backed securities	-	7,523,443	-	7,523,443
Investments in equity instruments
Non-publicly traded equity investments	-	-	5,389,958	5,389,958
Publicly traded stocks	52,499	-	-	52,499
Notes and accounts receivable, net	-	3,179,805	-	3,179,805

	$24,093,827	$101,880,507	$5,389,958	$131,364,292

(Continued)

	June 30, 2021
	Level 1	Level 2	Level 3	Total
Hedging financial assets

Fair value hedges
Interest rate futures contracts	$310	$-	$-	$310

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$1,828,338	$-	$1,828,338

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$10,216	$-	$-	$10,216

(Concluded)

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI. Reconciliations for the six months ended June 30, 2022 and 2021 are as follows:

	Six Months Ended June 30
	2022	2021

Balance, beginning of period	$5,887,892	$4,514,940
Additions	295,387	153,680
Recognized in other comprehensive income or loss	98,814	814,395
Disposals and proceeds from return of capital of investments	-	(62,837)
Transfers out of level 3 (Note)	(139,770)	-
Effect of exchange rate changes	360,929	(30,220)

Balance, end of period	$6,503,252	$5,389,958

Note:	The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

●

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

●	The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

●	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On June 30, 2022, December 31, 2021 and June 30, 2021, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$53,415 thousand, NT$51,372 thousand and NT$46,218 thousand, respectively, if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	June 30, 2022
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$48,125,799	$47,626,708
Commercial paper	37,179,685	37,215,645

	$85,305,484	$84,842,353

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$770,289,823	$708,469,501

	December 31, 2021
	Carrying	Level 2
	Amount	Fair Value
Financial assets

Financial assets at amortized costs
Corporate bonds	$5,306,962	$5,317,957

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$614,470,652	$613,514,692

	June 30, 2021
	Carrying	Level 2
	Amount	Fair Value
Financial assets

Financial assets at amortized costs
Corporate bonds	$4,336,636	$4,373,891

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$410,464,857	$407,330,000

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and the Company’s bonds payable are determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

31.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Three Months Ended June 30		Six Months Ended June 30
		2022	2021	2022	2021

Item	Related Party Categories

Net revenue from sale of goods	Associates	$3,686,117	$1,816,016	$5,970,321	$3,447,107

c.	Purchases

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Related Party Categories

Associates	$1,620,327	$2,006,612	$3,098,068	$3,903,133

d.	Receivables from related parties

		June 30, 2022	December 31, 2021	June 30, 2021

Item	Related Party Name/Categories

Receivables from	GUC	$899,746	$597,836	$675,490
related parties	Xintec	172,953	117,488	108,907

		$1,072,699	$715,324	$784,397

Other receivables	VIS	$2,117,731	$11,156	$1,639,722
from related	Xintec	335,526	-	1,273
parties	SSMC	64,802	50,375	48,879
	Others	-	-	21,778

		$2,518,059	$61,531	$1,711,652

e.	Payables to related parties

		June 30, 2022	December 31, 2021	June 30, 2021

Item	Related Party Name/Categories

Payables to related	Xintec	$1,159,136	$725,325	$727,551
parties	SSMC	454,451	349,211	412,226
	VIS	164,527	357,151	334,046
	Others	15,000	5,499	30,333

		$1,793,114	$1,437,186	$1,504,156

f.	Accrued expenses and other current liabilities

		June 30, 2022	December 31, 2021	June 30, 2021

Item	Related Party Categories

Contract liabilities	Associates	$289,699	$726,350	$333,101

g.	Others
		Three Months Ended June 30		Six Months Ended June 30
		2022	2021	2022	2021

Item	Related Party Categories

Manufacturing expenses	Associates	$1,589,885	$949,613	$2,864,454	$2,566,519

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

Short-term employee benefits	$1,103,526	$689,912	$1,984,710	$1,302,471
Post-employment benefits	863	776	1,675	1,495
Share-based payments	88,527	-	120,121	-

	$1,192,916	$690,688	$2,106,506	$1,303,966

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and market trends.

32.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building construction, building lease agreements and energy purchase agreements. As of June 30, 2022, December 31, 2021 and June 30, 2021, the aforementioned other financial assets amounted to NT$110,306 thousand, NT$210,235 thousand and NT$264,553 thousand, respectively.

33.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate

SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period

c.

TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

d.	TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

e.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

f.	Amounts available under unused letters of credit as of June 30, 2022, December 31, 2021 and June 30, 2021 were NT$59,444 thousand, NT$136,710 thousand and NT$137,772 thousand, respectively.

34.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

June 30, 2022

Financial assets

Monetary items
USD	$13,813,698	29.722		$410,570,726
USD	1,264,759	6.694	(Note 2)	37,591,153
EUR	10,838	31.285		339,070
EUR	94,588	7.046	(Note 3)	2,959,174
JPY	6,882,030	0.2178		1,498,906
JPY	10,526,806	0.0491	(Note 4)	2,292,738

Financial liabilities

Monetary items
USD	14,709,129	29.722		437,184,740
EUR	2,538,611	31.285		79,420,443
JPY	100,738,182	0.2178		21,940,776
JPY	12,327,338	0.0491	(Note 4)	2,684,894

December 31, 2021

Financial assets

Monetary items
USD	11,445,396	27.674		316,739,883
USD	2,023,233	6.379	(Note 2)	55,990,951

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

EUR	$14,964	31.460		$470,776
EUR	40,326	7.252	(Note 4)	1,268,665
JPY	10,921,880	0.2414		2,636,542

Financial liabilities

Monetary items
USD	11,958,503	27.674		330,939,620
EUR	3,539,320	31.460		111,347,020
JPY	112,456,908	0.2414		27,147,098

June 30, 2021

Financial assets

Monetary items
USD	7,172,316	27.889		200,028,730
USD	1,749,810	6.461	(Note 2)	48,800,457
EUR	6,811	33.219		226,248
JPY	22,225,973	0.2526		5,614,281

Financial liabilities

Monetary items
USD	7,022,872	27.889		195,860,888
EUR	4,287,817	33.219		142,436,982
JPY	78,286,201	0.2526		19,775,094

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.

Note 3:	The exchange rate represents the number of RMB for which one Euro could be exchanged.

Note 4:	The exchange rate represents the number of RMB for which one Japanese yen could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the six months ended June 30, 2022 and 2021, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

35.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: See Table 1 attached;

b.	Endorsement/guarantee provided: See Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.	Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.	Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

36.	OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 2)			Ending Balance (Foreign Currencies in Thousands) (Note 2)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1)	Financing Company’s Total Financing Amount Limits (Notes 1)
																			Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	68,811,520 7,800,000 1,150,000	)& )	$ (RMB (US$	68,811,520 7,800,000 1,150,000	)& )	$ (RMB (US$	38,818,060 6,400,000 350,000	)& )	0.75%-1.50%	The need for short-term and long-term financing	$-	Operating capital	$-	-	$-	$81,306,164	$81,306,164

Note 1:	The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 2:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$624,088,298	$ (US$	2,473,266 83,213)	$ (US$	2,473,266 83,213)	$ (US$	2,473,266 83,213)	$-	0.10%	$624,088,298	Yes	No	No
		TSMC Global	Subsidiary	624,088,298	(US$	222,915,000 7,500,000)	(US$	222,915,000 7,500,000)	(US$	193,193,000 6,500,000)	-	8.93%	624,088,298	Yes	No	No
		TSMC Arizona	Subsidiary	624,088,298	(US$	238,739,587 8,032,420)	(US$	238,739,587 8,032,420)	(US$	238,739,587 8,032,420)	-	9.56%	624,088,298	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	306,156	(JPY	287,496 1,320,000)	(JPY	287,496 1,320,000)	(JPY	287,496 1,320,000)	-	0.01%	306,156	No	No	No

Note 1:	The total amount of the endorsement/guarantee provided by TSMC to TSMC North America, TSMC Global and TSMC Arizona shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 2:	The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

June 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Commercial paper
	Taiwan Power Company	-	Financial assets at amortized cost	2,260		$22,512,288	N/A		$22,532,862
	CPC Corporation, Taiwan	-	〃	1,472	14,667,397		N/A	14,682,783

	Non-publicly traded equity investments
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	Financial assets at fair value through other comprehensive income	10,500	487,788		7	487,788
	United Industrial Gases Co., Ltd.	-	〃	21,230	466,050		10	466,050
	Global Investment Holding Inc.	-	〃	10,442	94,284		6	94,284
	Crimson Asia Capital	-	〃	-	1,090		1	1,090

TSMC Partners	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	39,760	6	US$	39,760
	China Walden Venture Investments II, L.P.	-	〃	-	US$	21,048	9	US$	21,048
	China Walden Venture Investments III, L.P.	-	〃	-	US$	12,496	4	US$	12,496
	Tela Innovations	-	〃	6,942	-		22	-
	Movella Inc.	-	〃	6,333	-		9	-

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	77,008	N/A	US$	77,008
	Morgan Stanley	-	〃	-	US$	73,091	N/A	US$	73,091
	Citigroup Inc.	-	〃	-	US$	60,548	N/A	US$	60,548
	The Goldman Sachs Group, Inc.	-	〃	-	US$	56,253	N/A	US$	56,253
	JPMorgan Chase & Co.	-	〃	-	US$	42,364	N/A	US$	42,364
	Wells Fargo & Company	-	〃	-	US$	41,266	N/A	US$	41,266
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	32,576	N/A	US$	32,576
	AbbVie Inc.	-	〃	-	US$	32,269	N/A	US$	32,269
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	29,023	N/A	US$	29,023
	HSBC Holdings plc	-	〃	-	US$	27,277	N/A	US$	27,277
	Banco Santander, S.A.	-	〃	-	US$	26,065	N/A	US$	26,065
	The Toronto-Dominion Bank	-	〃	-	US$	23,933	N/A	US$	23,933
	Athene Global Funding	-	〃	-	US$	23,474	N/A	US$	23,474
	Metropolitan Life Global Funding I	-	〃	-	US$	19,562	N/A	US$	19,562
	BNP Paribas SA	-	〃	-	US$	19,106	N/A	US$	19,106
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	18,092	N/A	US$	18,092
	Oracle Corporation	-	〃	-	US$	17,306	N/A	US$	17,306
	Nordea Bank Abp	-	〃	-	US$	16,702	N/A	US$	16,702
	Hyundai Capital America, Inc.	-	〃	-	US$	16,593	N/A	US$	16,593
	Principal Life Global Funding II	-	〃	-	US$	16,162	N/A	US$	16,162
	Lloyds Banking Group plc	-	〃	-	US$	15,984	N/A	US$	15,984
	Deutsche Bank AG - New York Branch	-	〃	-	US$	15,733	N/A	US$	15,733
	NatWest Markets Plc	-	〃	-	US$	15,668	N/A	US$	15,668

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Sumitomo Mitsui Trust Bank, Limited	-	Financial assets at fair value through other comprehensive income	-	US$	15,463	N/A	US$	15,463
	Toyota Motor Credit Corporation	-	〃	-	US$	15,118	N/A	US$	15,118
	Mizuho Financial Group, Inc.	-	〃	-	US$	14,245	N/A	US$	14,245
	Capital One Financial Corporation	-	〃	-	US$	14,194	N/A	US$	14,194
	Credit Suisse AG, New York Branch	-	〃	-	US$	14,070	N/A	US$	14,070
	Apple Inc.	-	〃	-	US$	14,031	N/A	US$	14,031
	ING Groep N.V.	-	〃	-	US$	13,942	N/A	US$	13,942
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	13,665	N/A	US$	13,665
	The Bank of Nova Scotia	-	〃	-	US$	13,055	N/A	US$	13,055
	Standard Chartered PLC	-	〃	-	US$	12,780	N/A	US$	12,780
	Protective Life Global Funding	-	〃	-	US$	12,659	N/A	US$	12,659
	AIG Global Funding	-	〃	-	US$	12,609	N/A	US$	12,609
	Royal Bank of Canada	-	〃	-	US$	12,186	N/A	US$	12,186
	Macquarie Group Limited	-	〃	-	US$	12,144	N/A	US$	12,144
	Société Générale Société anonyme	-	〃	-	US$	12,111	N/A	US$	12,111
	BPCE SA	-	〃	-	US$	11,701	N/A	US$	11,701
	Equitable Financial Life Global Funding	-	〃	-	US$	11,440	N/A	US$	11,440
	NTT Finance Corporation	-	〃	-	US$	11,279	N/A	US$	11,279
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	11,227	N/A	US$	11,227
	Bank of Montreal	-	〃	-	US$	11,213	N/A	US$	11,213
	Barclays PLC	-	〃	-	US$	11,009	N/A	US$	11,009
	National Securities Clearing Corporation	-	〃	-	US$	10,998	N/A	US$	10,998
	AT&T Inc.	-	〃	-	US$	10,639	N/A	US$	10,639
	S&P Global Inc.	-	〃	-	US$	10,454	N/A	US$	10,454
	Nomura Holdings, Inc.	-	〃	-	US$	10,281	N/A	US$	10,281
	Verizon Communications Inc.	-	〃	-	US$	9,915	N/A	US$	9,915
	Chevron Corporation	-	〃	-	US$	9,599	N/A	US$	9,599
	UBS Group AG	-	〃	-	US$	9,410	N/A	US$	9,410
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	9,401	N/A	US$	9,401
	Credit Agricole SA London Branch	-	〃	-	US$	9,389	N/A	US$	9,389
	American Express Company	-	〃	-	US$	9,358	N/A	US$	9,358
	U.S. Bancorp	-	〃	-	US$	9,176	N/A	US$	9,176
	Roper Technologies, Inc.	-	〃	-	US$	9,098	N/A	US$	9,098
	Equinor ASA	-	〃	-	US$	8,996	N/A	US$	8,996
	Amazon.com, Inc.	-	〃	-	US$	8,943	N/A	US$	8,943
	Merck & Co., Inc.	-	〃	-	US$	8,773	N/A	US$	8,773
	Canadian Imperial Bank of Commerce	-	〃	-	US$	8,757	N/A	US$	8,757
	Santander UK Group Holdings plc	-	〃	-	US$	8,655	N/A	US$	8,655
	Bristol-Myers Squibb Company	-	〃	-	US$	8,529	N/A	US$	8,529
	Enel Finance International N.V.	-	〃	-	US$	8,518	N/A	US$	8,518
	Roche Holdings, Inc.	-	〃	-	US$	8,306	N/A	US$	8,306
	New York Life Global Funding	-	〃	-	US$	8,286	N/A	US$	8,286
	Northwestern Mutual Global Funding	-	〃	-	US$	8,133	N/A	US$	8,133
	Truist Financial Corporation	-	〃	-	US$	8,017	N/A	US$	8,017
	Nationwide Building Society	-	〃	-	US$	7,838	N/A	US$	7,838
	International Bank for Reconstruction and Development	-	〃	-	US$	7,745	N/A	US$	7,745
	KfW	-	〃	-	US$	7,735	N/A	US$	7,735
	Guardian Life Global Funding	-	〃	-	US$	7,692	N/A	US$	7,692
	UnitedHealth Group Incorporated	-	〃	-	US$	7,600	N/A	US$	7,600

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	AstraZeneca Finance LLC	-	Financial assets at fair value through other comprehensive income	-	US$	7,527	N/A	US$	7,527
	Inter-American Development Bank	-	〃	-	US$	7,485	N/A	US$	7,485
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	7,420	N/A	US$	7,420
	Suncorp-Metway Limited	-	〃	-	US$	7,400	N/A	US$	7,400
	Equifax Inc.	-	〃	-	US$	7,247	N/A	US$	7,247
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	6,619	N/A	US$	6,619
	Prudential Funding Corp.	-	〃	-	US$	6,604	N/A	US$	6,604
	AstraZeneca PLC	-	〃	-	US$	6,546	N/A	US$	6,546
	Daimler Trucks Finance North America LLC	-	〃	-	US$	6,467	N/A	US$	6,467
	Intuit Inc.	-	〃	-	US$	6,449	N/A	US$	6,449
	Jackson National Life Global Funding	-	〃	-	US$	6,385	N/A	US$	6,385
	Cargill, Incorporated	-	〃	-	US$	6,382	N/A	US$	6,382
	Montpelier Re Holdings Ltd.	-	〃	-	US$	6,217	N/A	US$	6,217
	Danske Bank A/S	-	〃	-	US$	6,190	N/A	US$	6,190
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	6,167	N/A	US$	6,167
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	5,962	N/A	US$	5,962
	Huntington Bancshares Incorporated	-	〃	-	US$	5,917	N/A	US$	5,917
	Exxon Mobil Corporation	-	〃	-	US$	5,865	N/A	US$	5,865
	Swedbank AB (publ)	-	〃	-	US$	5,739	N/A	US$	5,739
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	5,699	N/A	US$	5,699
	Fox Corporation	-	〃	-	US$	5,687	N/A	US$	5,687
	Exelon Corporation	-	〃	-	US$	5,678	N/A	US$	5,678
	Scentre Group Trust 1	-	〃	-	US$	5,634	N/A	US$	5,634
	GSK Consumer Healthcare Capital US LLC	-	〃	-	US$	5,631	N/A	US$	5,631
	Macquarie Bank Limited	-	〃	-	US$	5,597	N/A	US$	5,597
	Huntington National Bank	-	〃	-	US$	5,560	N/A	US$	5,560
	WPP Finance 2010	-	〃	-	US$	5,511	N/A	US$	5,511
	Intercontinental Exchange, Inc.	-	〃	-	US$	5,461	N/A	US$	5,461
	UBS AG, London Branch	-	〃	-	US$	5,428	N/A	US$	5,428
	Pacific Life Global Funding II	-	〃	-	US$	5,403	N/A	US$	5,403
	The Charles Schwab Corporation	-	〃	-	US$	5,391	N/A	US$	5,391
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	5,373	N/A	US$	5,373
	Alabama Power Company	-	〃	-	US$	5,358	N/A	US$	5,358
	ASB Bank Limited	-	〃	-	US$	5,330	N/A	US$	5,330
	Pioneer Natural Resources Company	-	〃	-	US$	5,250	N/A	US$	5,250
	USAA Capital Corp.	-	〃	-	US$	5,236	N/A	US$	5,236
	Intel Corporation	-	〃	-	US$	5,228	N/A	US$	5,228
	Cox Communications, Inc.	-	〃	-	US$	5,219	N/A	US$	5,219
	Capital One, National Association	-	〃	-	US$	5,150	N/A	US$	5,150
	Fiserv, Inc.	-	〃	-	US$	5,047	N/A	US$	5,047
	Five Corners Funding Trust	-	〃	-	US$	5,022	N/A	US$	5,022
	Credit Suisse Group Funding (Guernsey) Limited	-	〃	-	US$	4,880	N/A	US$	4,880
	CVS Health Corporation	-	〃	-	US$	4,837	N/A	US$	4,837
	Brookfield Finance Inc.	-	〃	-	US$	4,733	N/A	US$	4,733
	CGI Inc.	-	〃	-	US$	4,677	N/A	US$	4,677
	Lowe's Companies, Inc.	-	〃	-	US$	4,618	N/A	US$	4,618
	Virginia Electric and Power Company	-	〃	-	US$	4,597	N/A	US$	4,597
	Eversource Energy	-	〃	-	US$	4,544	N/A	US$	4,544
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	4,541	N/A	US$	4,541

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Thermo Fisher Scientific Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	4,534	N/A	US$	4,534
	W. P. Carey Inc.	-	〃	-	US$	4,495	N/A	US$	4,495
	DNB Bank ASA	-	〃	-	US$	4,470	N/A	US$	4,470
	Ryder System, Inc.	-	〃	-	US$	4,442	N/A	US$	4,442
	HP Inc.	-	〃	-	US$	4,410	N/A	US$	4,410
	CenterPoint Energy, Inc.	-	〃	-	US$	4,389	N/A	US$	4,389
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	4,325	N/A	US$	4,325
	Comcast Corporation	-	〃	-	US$	4,319	N/A	US$	4,319
	Bank of New Zealand	-	〃	-	US$	4,293	N/A	US$	4,293
	MPLX LP	-	〃	-	US$	4,237	N/A	US$	4,237
	Brighthouse Financial Global Funding	-	〃	-	US$	4,143	N/A	US$	4,143
	Florida Power & Light Company	-	〃	-	US$	4,115	N/A	US$	4,115
	Daimler Finance North America LLC	-	〃	-	US$	4,085	N/A	US$	4,085
	Sprint Spectrum Co Llc	-	〃	-	US$	4,032	N/A	US$	4,032
	F&G Global Funding	-	〃	-	US$	4,027	N/A	US$	4,027
	7-Eleven, Inc.	-	〃	-	US$	3,988	N/A	US$	3,988
	AvalonBay Communities, Inc.	-	〃	-	US$	3,950	N/A	US$	3,950
	Element Fleet Management Corp.	-	〃	-	US$	3,931	N/A	US$	3,931
	Coöperatieve Rabobank U.A.	-	〃	-	US$	3,902	N/A	US$	3,902
	CNO Global Funding	-	〃	-	US$	3,876	N/A	US$	3,876
	European Bank for Reconstruction and Development	-	〃	-	US$	3,866	N/A	US$	3,866
	Coca-Cola Europacific Partners PLC	-	〃	-	US$	3,845	N/A	US$	3,845
	Fidelity National Information Services, Inc.	-	〃	-	US$	3,843	N/A	US$	3,843
	Mondelez International, Inc.	-	〃	-	US$	3,785	N/A	US$	3,785
	Ameren Corporation	-	〃	-	US$	3,771	N/A	US$	3,771
	Dominion Energy, Inc.	-	〃	-	US$	3,697	N/A	US$	3,697
	Appalachian Power Company	-	〃	-	US$	3,689	N/A	US$	3,689
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,616	N/A	US$	3,616
	V.F. Corporation	-	〃	-	US$	3,558	N/A	US$	3,558
	Public Storage	-	〃	-	US$	3,529	N/A	US$	3,529
	Fifth Third Bancorp	-	〃	-	US$	3,506	N/A	US$	3,506
	BorgWarner Inc.	-	〃	-	US$	3,487	N/A	US$	3,487
	Monongahela Power Company	-	〃	-	US$	3,467	N/A	US$	3,467
	Public Service Electric and Gas Company	-	〃	-	US$	3,446	N/A	US$	3,446
	Kimco Realty Corporation	-	〃	-	US$	3,441	N/A	US$	3,441
	Welltower Inc.	-	〃	-	US$	3,436	N/A	US$	3,436
	Truist Bank	-	〃	-	US$	3,427	N/A	US$	3,427
	Diageo Capital plc	-	〃	-	US$	3,369	N/A	US$	3,369
	OGE Energy Corp.	-	〃	-	US$	3,361	N/A	US$	3,361
	American Honda Finance Corporation	-	〃	-	US$	3,348	N/A	US$	3,348
	HSBC Bank Canada	-	〃	-	US$	3,331	N/A	US$	3,331
	Ross Stores, Inc.	-	〃	-	US$	3,321	N/A	US$	3,321
	Credit Suisse Group AG	-	〃	-	US$	3,297	N/A	US$	3,297
	Highmark Inc.	-	〃	-	US$	3,242	N/A	US$	3,242
	Realty Income Corporation	-	〃	-	US$	3,226	N/A	US$	3,226
	Pfizer Inc.	-	〃	-	US$	3,222	N/A	US$	3,222
	Verisk Analytics, Inc.	-	〃	-	US$	3,210	N/A	US$	3,210
	ERAC USA Finance LLC	-	〃	-	US$	3,199	N/A	US$	3,199
	Anheuser-Busch Companies, LLC	-	〃	-	US$	3,093	N/A	US$	3,093

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Xcel Energy Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	3,082	N/A	US$	3,082
	ONE Gas, Inc.	-	〃	-	US$	3,057	N/A	US$	3,057
	The Western Union Company	-	〃	-	US$	3,018	N/A	US$	3,018
	Simon Property Group, L.P.	-	〃	-	US$	3,003	N/A	US$	3,003
	CNA Financial Corporation	-	〃	-	US$	2,999	N/A	US$	2,999
	Nestlé Holdings, Inc.	-	〃	-	US$	2,976	N/A	US$	2,976
	Johnson & Johnson	-	〃	-	US$	2,961	N/A	US$	2,961
	Oncor Electric Delivery Company LLC	-	〃	-	US$	2,951	N/A	US$	2,951
	Southern California Gas Company	-	〃	-	US$	2,913	N/A	US$	2,913
	Avangrid, Inc.	-	〃	-	US$	2,909	N/A	US$	2,909
	The Bank of New York Mellon Corporation	-	〃	-	US$	2,907	N/A	US$	2,907
	BOC Aviation Limited	-	〃	-	US$	2,893	N/A	US$	2,893
	Air Lease Corporation	-	〃	-	US$	2,878	N/A	US$	2,878
	Hewlett Packard Enterprise Company	-	〃	-	US$	2,834	N/A	US$	2,834
	Parker-Hannifin Corporation	-	〃	-	US$	2,826	N/A	US$	2,826
	Take-Two Interactive Software, Inc.	-	〃	-	US$	2,821	N/A	US$	2,821
	National Bank of Canada	-	〃	-	US$	2,818	N/A	US$	2,818
	TORONTO-DOMINION BANK/THE	-	〃	-	US$	2,801	N/A	US$	2,801
	Novartis Capital Corporation	-	〃	-	US$	2,779	N/A	US$	2,779
	Baxalta Incorporated	-	〃	-	US$	2,775	N/A	US$	2,775
	AMAZON.COM INC	-	〃	-	US$	2,770	N/A	US$	2,770
	MIZUHO FINANCIAL GROUP INC FXD-FXD	-	〃	-	US$	2,759	N/A	US$	2,759
	Phillips 66	-	〃	-	US$	2,751	N/A	US$	2,751
	Ameriprise Financial, Inc.	-	〃	-	US$	2,712	N/A	US$	2,712
	PPL Electric Utilities Corporation	-	〃	-	US$	2,705	N/A	US$	2,705
	B.A.T Capital Corporation	-	〃	-	US$	2,693	N/A	US$	2,693
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,658	N/A	US$	2,658
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,656	N/A	US$	2,656
	Ventas Realty, Limited Partnership	-	〃	-	US$	2,624	N/A	US$	2,624
	Gilead Sciences, Inc.	-	〃	-	US$	2,583	N/A	US$	2,583
	Public Service Enterprise Group Incorporated	-	〃	-	US$	2,577	N/A	US$	2,577
	GA Global Funding Trust	-	〃	-	US$	2,503	N/A	US$	2,503
	UBS Group Funding (Switzerland) AG	-	〃	-	US$	2,499	N/A	US$	2,499
	International Business Machines Corporation	-	〃	-	US$	2,492	N/A	US$	2,492
	NBN Co Limited	-	〃	-	US$	2,492	N/A	US$	2,492
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,492	N/A	US$	2,492
	Baxter International Inc.	-	〃	-	US$	2,483	N/A	US$	2,483
	Nuveen Finance, LLC	-	〃	-	US$	2,482	N/A	US$	2,482
	Cigna Corporation	-	〃	-	US$	2,464	N/A	US$	2,464
	The PNC Financial Services Group, Inc.	-	〃	-	US$	2,457	N/A	US$	2,457
	CRH America, Inc.	-	〃	-	US$	2,438	N/A	US$	2,438
	Santander UK plc	-	〃	-	US$	2,436	N/A	US$	2,436
	Bayer US Finance II LLC	-	〃	-	US$	2,421	N/A	US$	2,421
	AutoZone, Inc.	-	〃	-	US$	2,404	N/A	US$	2,404
	CMS Energy Corporation	-	〃	-	US$	2,401	N/A	US$	2,401
	Pinnacle West Capital Corporation	-	〃	-	US$	2,400	N/A	US$	2,400
	Workday, Inc.	-	〃	-	US$	2,374	N/A	US$	2,374
	Southern California Edison Company	-	〃	-	US$	2,365	N/A	US$	2,365
	American Electric Power Company, Inc.	-	〃	-	US$	2,357	N/A	US$	2,357

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Magellan Midstream Partners, L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	2,348	N/A	US$	2,348
	BP Capital Markets America, Inc.	-	〃	-	US$	2,337	N/A	US$	2,337
	Texas Instruments Incorporated	-	〃	-	US$	2,304	N/A	US$	2,304
	Georgia Power Company	-	〃	-	US$	2,301	N/A	US$	2,301
	John Deere Capital Corporation	-	〃	-	US$	2,293	N/A	US$	2,293
	Chevron U.S.A. Inc.	-	〃	-	US$	2,292	N/A	US$	2,292
	Yara International ASA	-	〃	-	US$	2,292	N/A	US$	2,292
	Shire Acquisitions Investments Ireland Designated Activity Company	-	〃	-	US$	2,279	N/A	US$	2,279
	RGA Global Funding	-	〃	-	US$	2,272	N/A	US$	2,272
	Crédit Agricole S.A.	-	〃	-	US$	2,266	N/A	US$	2,266
	Reynolds American Inc.	-	〃	-	US$	2,256	N/A	US$	2,256
	National Australia Bank - New York Branch	-	〃	-	US$	2,254	N/A	US$	2,254
	WEC Energy Group, Inc.	-	〃	-	US$	2,253	N/A	US$	2,253
	O'Reilly Automotive, Inc.	-	〃	-	US$	2,234	N/A	US$	2,234
	Berkshire Hathaway Inc.	-	〃	-	US$	2,200	N/A	US$	2,200
	Empower Finance 2020, LP	-	〃	-	US$	2,178	N/A	US$	2,178
	NiSource Inc.	-	〃	-	US$	2,166	N/A	US$	2,166
	CNH Industrial Capital LLC	-	〃	-	US$	2,126	N/A	US$	2,126
	Union Pacific Corporation	-	〃	-	US$	2,119	N/A	US$	2,119
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	2,066	N/A	US$	2,066
	DTE Energy Company	-	〃	-	US$	2,054	N/A	US$	2,054
	Georgia-Pacific LLC	-	〃	-	US$	2,044	N/A	US$	2,044
	The East Ohio Gas Company	-	〃	-	US$	2,038	N/A	US$	2,038
	Mead Johnson Nutrition Company	-	〃	-	US$	2,014	N/A	US$	2,014
	Baidu, Inc.	-	〃	-	US$	2,002	N/A	US$	2,002
	Magna International Inc.	-	〃	-	US$	2,000	N/A	US$	2,000
	Amphenol Corporation	-	〃	-	US$	1,986	N/A	US$	1,986
	Citizens Bank, National Association	-	〃	-	US$	1,971	N/A	US$	1,971
	General Electric Company	-	〃	-	US$	1,968	N/A	US$	1,968
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,967	N/A	US$	1,967
	Tucson Electric Power Company	-	〃	-	US$	1,952	N/A	US$	1,952
	Gulf Power Company	-	〃	-	US$	1,922	N/A	US$	1,922
	Olympus Corporation	-	〃	-	US$	1,906	N/A	US$	1,906
	Otis Worldwide Corporation	-	〃	-	US$	1,871	N/A	US$	1,871
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,831	N/A	US$	1,831
	Kinder Morgan, Inc.	-	〃	-	US$	1,803	N/A	US$	1,803
	NBK SPC Limited	-	〃	-	US$	1,783	N/A	US$	1,783
	Mitsubishi Corporation	-	〃	-	US$	1,777	N/A	US$	1,777
	Kentucky Utilities Company	-	〃	-	US$	1,768	N/A	US$	1,768
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	1,767	N/A	US$	1,767
	DuPont de Nemours, Inc.	-	〃	-	US$	1,760	N/A	US$	1,760
	Caterpillar Financial Services Corporation	-	〃	-	US$	1,741	N/A	US$	1,741
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,713	N/A	US$	1,713
	Wipro IT Services LLC	-	〃	-	US$	1,703	N/A	US$	1,703
	Enbridge Inc.	-	〃	-	US$	1,695	N/A	US$	1,695
	Infor, Inc.	-	〃	-	US$	1,677	N/A	US$	1,677
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,664	N/A	US$	1,664
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	1,654	N/A	US$	1,654

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	ITC Holdings Corp.	-	Financial assets at fair value through other comprehensive income	-	US$	1,649	N/A	US$	1,649
	Tyson Foods, Inc.	-	〃	-	US$	1,647	N/A	US$	1,647
	PayPal Holdings, Inc.	-	〃	-	US$	1,646	N/A	US$	1,646
	Quest Diagnostics Incorporated	-	〃	-	US$	1,627	N/A	US$	1,627
	CSL Finance plc	-	〃	-	US$	1,621	N/A	US$	1,621
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,613	N/A	US$	1,613
	Walmart Inc.	-	〃	-	US$	1,609	N/A	US$	1,609
	NatWest Group plc	-	〃	-	US$	1,606	N/A	US$	1,606
	University of California	-	〃	-	US$	1,596	N/A	US$	1,596
	Raytheon Technologies Corporation	-	〃	-	US$	1,590	N/A	US$	1,590
	Midwest Connector Capital Company LLC	-	〃	-	US$	1,568	N/A	US$	1,568
	eBay Inc.	-	〃	-	US$	1,546	N/A	US$	1,546
	MetLife, Inc.	-	〃	-	US$	1,532	N/A	US$	1,532
	Elevance Health Inc.	-	〃	-	US$	1,530	N/A	US$	1,530
	Emerson Electric Co.	-	〃	-	US$	1,529	N/A	US$	1,529
	UBS AG (LONDON BRANCH)	-	〃	-	US$	1,527	N/A	US$	1,527
	Westpac Banking Corporation	-	〃	-	US$	1,517	N/A	US$	1,517
	APA Infrastructure Limited	-	〃	-	US$	1,515	N/A	US$	1,515
	Glencore Funding LLC	-	〃	-	US$	1,505	N/A	US$	1,505
	KEB Hana Bank	-	〃	-	US$	1,501	N/A	US$	1,501
	Brookfield Finance LLC	-	〃	-	US$	1,493	N/A	US$	1,493
	CK Hutchison International (19) Limited	-	〃	-	US$	1,490	N/A	US$	1,490
	Mondelez International Holdings Netherlands B.V.	-	〃	-	US$	1,483	N/A	US$	1,483
	Amcor Flexibles North America Inc.	-	〃	-	US$	1,479	N/A	US$	1,479
	Commonwealth Bank of Australia	-	〃	-	US$	1,479	N/A	US$	1,479
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,474	N/A	US$	1,474
	NSTAR Electric Company	-	〃	-	US$	1,467	N/A	US$	1,467
	Microchip Technology Incorporated	-	〃	-	US$	1,465	N/A	US$	1,465
	Duke Energy Florida, LLC	-	〃	-	US$	1,456	N/A	US$	1,456
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	1,449	N/A	US$	1,449
	Essex Portfolio Limited Partnership	-	〃	-	US$	1,444	N/A	US$	1,444
	The Southern Company	-	〃	-	US$	1,440	N/A	US$	1,440
	Marathon Petroleum Corporation	-	〃	-	US$	1,432	N/A	US$	1,432
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,394	N/A	US$	1,394
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	1,372	N/A	US$	1,372
	Alliant Energy Finance, LLC	-	〃	-	US$	1,342	N/A	US$	1,342
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,327	N/A	US$	1,327
	NetApp, Inc.	-	〃	-	US$	1,280	N/A	US$	1,280
	Entergy Arkansas, LLC	-	〃	-	US$	1,273	N/A	US$	1,273
	AmerisourceBergen Corporation	-	〃	-	US$	1,253	N/A	US$	1,253
	Met Tower Global Funding	-	〃	-	US$	1,239	N/A	US$	1,239
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,236	N/A	US$	1,236
	PACCAR Financial Corp.	-	〃	-	US$	1,236	N/A	US$	1,236
	State Of Tennessee	-	〃	-	US$	1,221	N/A	US$	1,221
	Corebridge Financial, Inc.	-	〃	-	US$	1,172	N/A	US$	1,172
	Ferguson Finance PLC	-	〃	-	US$	1,099	N/A	US$	1,099
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	1,096	N/A	US$	1,096
	Nucor Corporation	-	〃	-	US$	1,082	N/A	US$	1,082
	The Curators of the University of Missouri	-	〃	-	US$	1,080	N/A	US$	1,080

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	IBERDROLA INTL BV	-	Financial assets at fair value through other comprehensive income	-	US$	1,056	N/A	US$	1,056
	State Street Corporation	-	〃	-	US$	1,052	N/A	US$	1,052
	Baker Hughes Holdings LLC	-	〃	-	US$	1,043	N/A	US$	1,043
	Enterprise Products Operating LLC	-	〃	-	US$	1,042	N/A	US$	1,042
	The Cleveland Electric Illuminating Company	-	〃	-	US$	1,031	N/A	US$	1,031
	Foxconn (Far East) Limited	-	〃	-	US$	1,025	N/A	US$	1,025
	Sinopec Group Overseas Development (2014) Ltd.	-	〃	-	US$	1,014	N/A	US$	1,014
	Panasonic Holdings Corporation	-	〃	-	US$	1,000	N/A	US$	1,000
	Texas Eastern Transmission, LP	-	〃	-	US$	998	N/A	US$	998
	Baltimore Gas and Electric Company	-	〃	-	US$	997	N/A	US$	997
	Loews Corporation	-	〃	-	US$	995	N/A	US$	995
	Entergy Mississippi, LLC	-	〃	-	US$	994	N/A	US$	994
	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	-	〃	-	US$	993	N/A	US$	993
	MassMutual Global Funding II	-	〃	-	US$	986	N/A	US$	986
	Denver City & County Housing Authority	-	〃	-	US$	983	N/A	US$	983
	Pricoa Global Funding I	-	〃	-	US$	977	N/A	US$	977
	Board of Regents, State of Iowa	-	〃	-	US$	976	N/A	US$	976
	Kansas City Southern	-	〃	-	US$	960	N/A	US$	960
	Suntory Holdings Limited	-	〃	-	US$	953	N/A	US$	953
	American International Group, Inc.	-	〃	-	US$	892	N/A	US$	892
	Unilever Capital Corporation	-	〃	-	US$	886	N/A	US$	886
	Aflac Incorporated	-	〃	-	US$	873	N/A	US$	873
	QNB Finance Ltd.	-	〃	-	US$	872	N/A	US$	872
	KeyBank National Association	-	〃	-	US$	857	N/A	US$	857
	Hormel Foods Corporation	-	〃	-	US$	829	N/A	US$	829
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	818	N/A	US$	818
	Palm Beach County, Florida	-	〃	-	US$	804	N/A	US$	804
	Sinopec Capital (2013) Ltd.	-	〃	-	US$	799	N/A	US$	799
	Aetna Inc.	-	〃	-	US$	796	N/A	US$	796
	BMW US Capital, LLC	-	〃	-	US$	795	N/A	US$	795
	TransCanada PipeLines Limited	-	〃	-	US$	791	N/A	US$	791
	Oregon Health & Science University	-	〃	-	US$	778	N/A	US$	778
	CubeSmart, L.P.	-	〃	-	US$	755	N/A	US$	755
	Niagara Mohawk Power Corporation	-	〃	-	US$	755	N/A	US$	755
	The Walt Disney Company	-	〃	-	US$	754	N/A	US$	754
	Tencent Holdings Limited	-	〃	-	US$	748	N/A	US$	748
	Visa Inc.	-	〃	-	US$	729	N/A	US$	729
	Southern Power Company	-	〃	-	US$	725	N/A	US$	725
	Canadian Natural Resources Limited	-	〃	-	US$	700	N/A	US$	700
	Sinopec Group Overseas Development (2017) Limited	-	〃	-	US$	699	N/A	US$	699
	Sky Limited	-	〃	-	US$	696	N/A	US$	696
	Hyundai Capital Services, Inc.	-	〃	-	US$	672	N/A	US$	672
	Masco Corporation	-	〃	-	US$	667	N/A	US$	667
	Abbott Laboratories	-	〃	-	US$	652	N/A	US$	652
	Sodexo, Inc.	-	〃	-	US$	651	N/A	US$	651
	Norsk Hydro ASA	-	〃	-	US$	650	N/A	US$	650
	Automatic Data Processing, Inc.	-	〃	-	US$	644	N/A	US$	644
	AIA Group Limited	-	〃	-	US$	642	N/A	US$	642

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	State Of Washington	-	Financial assets at fair value through other comprehensive income	-	US$	639	N/A	US$	639
	Stryker Corporation	-	〃	-	US$	635	N/A	US$	635
	Bell Canada, Inc.	-	〃	-	US$	618	N/A	US$	618
	QUALCOMM Incorporated	-	〃	-	US$	597	N/A	US$	597
	Intact U.S. Holdings Inc.	-	〃	-	US$	597	N/A	US$	597
	DH Europe Finance II S.a.r.l.	-	〃	-	US$	597	N/A	US$	597
	Keurig Dr Pepper Inc.	-	〃	-	US$	594	N/A	US$	594
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	583	N/A	US$	583
	Republic Services, Inc.	-	〃	-	US$	582	N/A	US$	582
	Lincoln National Corporation	-	〃	-	US$	577	N/A	US$	577
	Port of Morrow	-	〃	-	US$	569	N/A	US$	569
	American Water Capital Corp.	-	〃	-	US$	566	N/A	US$	566
	Duke Energy Progress, LLC	-	〃	-	US$	550	N/A	US$	550
	Fifth Third Bank, National Association	-	〃	-	US$	545	N/A	US$	545
	Shell International Finance B.V.	-	〃	-	US$	533	N/A	US$	533
	Arizona Public Service Company	-	〃	-	US$	514	N/A	US$	514
	State of Hawaii	-	〃	-	US$	506	N/A	US$	506
	ConocoPhillips Company	-	〃	-	US$	506	N/A	US$	506
	United Parcel Service, Inc.	-	〃	-	US$	503	N/A	US$	503
	Hanwha Energy USA Holdings Corporation	-	〃	-	US$	500	N/A	US$	500
	SOCIETE GENERALE SA	-	〃	-	US$	489	N/A	US$	489
	Gsk Consumer Healthcare Capital Uk Plc	-	〃	-	US$	486	N/A	US$	486
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	485	N/A	US$	485
	Ecolab Inc.	-	〃	-	US$	478	N/A	US$	478
	McCormick & Company, Incorporated	-	〃	-	US$	477	N/A	US$	477
	Genuine Parts Company	-	〃	-	US$	470	N/A	US$	470
	Altria Group, Inc.	-	〃	-	US$	466	N/A	US$	466
	DENSO Corporation	-	〃	-	US$	443	N/A	US$	443
	Brazos Higher Education Authority Inc	-	〃	-	US$	435	N/A	US$	435
	The Home Depot, Inc.	-	〃	-	US$	418	N/A	US$	418
	Target Corporation	-	〃	-	US$	410	N/A	US$	410
	National Australia Bank Limited	-	〃	-	US$	401	N/A	US$	401
	Komatsu Finance America, Inc.	-	〃	-	US$	399	N/A	US$	399
	Boston Properties Limited Partnership	-	〃	-	US$	397	N/A	US$	397
	University of Massachusetts Building Authority	-	〃	-	US$	397	N/A	US$	397
	Comerica Bank	-	〃	-	US$	388	N/A	US$	388
	Entergy Corporation	-	〃	-	US$	381	N/A	US$	381
	Banco del Estado de Chile	-	〃	-	US$	379	N/A	US$	379
	Sierra Pacific Power Company	-	〃	-	US$	379	N/A	US$	379
	McKesson Corporation	-	〃	-	US$	377	N/A	US$	377
	Honeywell International Inc.	-	〃	-	US$	376	N/A	US$	376
	Duke Energy Corporation	-	〃	-	US$	374	N/A	US$	374
	StanCorp Financial Group, Inc.	-	〃	-	US$	366	N/A	US$	366
	PepsiCo, Inc.	-	〃	-	US$	364	N/A	US$	364
	NIKE, Inc.	-	〃	-	US$	364	N/A	US$	364
	The Norinchukin Bank	-	〃	-	US$	354	N/A	US$	354
	Principal Financial Group, Inc.	-	〃	-	US$	348	N/A	US$	348
	First Republic Bank	-	〃	-	US$	346	N/A	US$	346
	Pernod Ricard SA	-	〃	-	US$	345	N/A	US$	345

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Aon Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	341	N/A	US$	341
	Rabobank Nederland - New York Branch	-	〃	-	US$	333	N/A	US$	333
	Amgen Inc.	-	〃	-	US$	314	N/A	US$	314
	BP Capital Markets p.l.c.	-	〃	-	US$	303	N/A	US$	303
	Philip Morris International Inc.	-	〃	-	US$	297	N/A	US$	297
	Mid-America Apartments, L.P.	-	〃	-	US$	297	N/A	US$	297
	The Allstate Corporation	-	〃	-	US$	296	N/A	US$	296
	Alabama State Federal Aid Highway Finance Authority	-	〃	-	US$	291	N/A	US$	291
	TotalEnergies Capital International	-	〃	-	US$	291	N/A	US$	291
	BOC Aviation (USA) Corporation	-	〃	-	US$	287	N/A	US$	287
	Aptiv PLC	-	〃	-	US$	286	N/A	US$	286
	Salesforce, Inc.	-	〃	-	US$	283	N/A	US$	283
	Barclays Bank PLC	-	〃	-	US$	273	N/A	US$	273
	Johnson Controls International plc	-	〃	-	US$	272	N/A	US$	272
	QatarEnergy	-	〃	-	US$	270	N/A	US$	270
	Southern Natural Gas Company, L.L.C.	-	〃	-	US$	267	N/A	US$	267
	Sales Tax Securitization Corporation Of Chicago	-	〃	-	US$	248	N/A	US$	248
	Equitable Holdings, Inc.	-	〃	-	US$	245	N/A	US$	245
	Starbucks Corporation	-	〃	-	US$	239	N/A	US$	239
	E. I. du Pont de Nemours and Company	-	〃	-	US$	230	N/A	US$	230
	Waste Management, Inc.	-	〃	-	US$	227	N/A	US$	227
	Entergy Louisiana, LLC	-	〃	-	US$	218	N/A	US$	218
	Nasdaq, Inc.	-	〃	-	US$	217	N/A	US$	217
	Children's Hospital Of Orange County	-	〃	-	US$	213	N/A	US$	213
	The Pennsylvania State University	-	〃	-	US$	206	N/A	US$	206
	Martin Marietta Materials, Inc.	-	〃	-	US$	204	N/A	US$	204
	Oregon Education Districts	-	〃	-	US$	201	N/A	US$	201
	Suncor Energy Inc.	-	〃	-	US$	199	N/A	US$	199
	Riverside County Infrastructure Financing Authority	-	〃	-	US$	197	N/A	US$	197
	Deere & Company	-	〃	-	US$	195	N/A	US$	195
	Los Angeles Department of Water and Power, California	-	〃	-	US$	194	N/A	US$	194
	Saudi Arabian Oil Company	-	〃	-	US$	193	N/A	US$	193
	NongHyup Bank	-	〃	-	US$	188	N/A	US$	188
	San Francisco Public Utilities Commission	-	〃	-	US$	181	N/A	US$	181
	Hoover Alabama Board Of Education	-	〃	-	US$	174	N/A	US$	174
	Dormitory Authority of the State of New York	-	〃	-	US$	152	N/A	US$	152
	Electricité de France S.A.	-	〃	-	US$	98	N/A	US$	98
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	87	N/A	US$	87
	Municipal Improvement Corporation of Los Angeles	-	〃	-	US$	79	N/A	US$	79
	Pima County, Arizona	-	〃	-	US$	76	N/A	US$	76
	State of Wisconsin	-	〃	-	US$	62	N/A	US$	62
	Huntington Beach California	-	〃	-	US$	48	N/A	US$	48
	City of Worcester, MA	-	〃	-	US$	30	N/A	US$	30
	Nueces County	-	〃	-	US$	24	N/A	US$	24
	The Goldman Sachs Group, Inc.	-	Financial assets at amortized cost	-	US$	336,727	N/A	US$	334,554
	Citigroup Global Markets Inc.	-	〃	-	US$	249,919	N/A	US$	244,004
	Bank of America Corporation	-	〃	-	US$	207,110	N/A	US$	205,745
	Citigroup Global Markets Holdings Inc.	-	〃	-	US$	149,951	N/A	US$	148,098
	Goldman Sachs Finance Corp International Ltd.	-	〃	-	US$	149,870	N/A	US$	147,966

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	JPMorgan Chase & Co.	-	Financial assets at amortized cost	-	US$	128,545	N/A	US$	127,025
	Citigroup Inc.	-	〃	-	US$	119,794	N/A	US$	118,863
	Wells Fargo & Company	-	〃	-	US$	61,759	N/A	US$	60,981
	Jpmorgan LLC	-	〃	-	US$	49,984	N/A	US$	49,743
	GOLDMAN SACHS GROUP INC	-	〃	-	US$	49,957	N/A	US$	49,992
	Swedbank AB (publ)	-	〃	-	US$	5,181	N/A	US$	5,149
	BP Capital Markets America, Inc.	-	〃	-	US$	5,022	N/A	US$	5,035
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	4,862	N/A	US$	4,832
	Ecolab Inc.	-	〃	-	US$	4,816	N/A	US$	4,834
	Bristol-Myers Squibb Company	-	〃	-	US$	4,606	N/A	US$	4,628
	Toyota Motor Credit Corporation	-	〃	-	US$	4,496	N/A	US$	4,505
	Five Corners Funding Trust	-	〃	-	US$	4,428	N/A	US$	4,412
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	4,052	N/A	US$	4,015
	National Australia Bank - New York Branch	-	〃	-	US$	4,011	N/A	US$	4,010
	Société Générale Société anonyme	-	〃	-	US$	4,010	N/A	US$	4,003
	Daimler Finance North America LLC	-	〃	-	US$	4,007	N/A	US$	4,005
	Mizuho Financial Group, Inc.	-	〃	-	US$	4,002	N/A	US$	4,011
	BMW US Capital, LLC	-	〃	-	US$	4,001	N/A	US$	3,999
	Coöperatieve Rabobank U.A.	-	〃	-	US$	3,998	N/A	US$	4,005
	Bayer US Finance II LLC	-	〃	-	US$	3,989	N/A	US$	3,993
	Simon Property Group, L.P.	-	〃	-	US$	3,974	N/A	US$	3,969
	NatWest Markets Plc	-	〃	-	US$	3,965	N/A	US$	3,946
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	3,948	N/A	US$	3,927
	Philip Morris International Inc.	-	〃	-	US$	3,925	N/A	US$	3,928
	Komatsu Finance America, Inc.	-	〃	-	US$	3,850	N/A	US$	3,869
	Kinder Morgan, Inc.	-	〃	-	US$	3,702	N/A	US$	3,703
	CREDIT SUISSE AG (NEW YORK BRANCH)	-	〃	-	US$	3,640	N/A	US$	3,616
	Enbridge Inc.	-	〃	-	US$	3,375	N/A	US$	3,366
	GA Global Funding Trust	-	〃	-	US$	3,291	N/A	US$	3,267
	Nestlé Holdings, Inc.	-	〃	-	US$	3,277	N/A	US$	3,281
	Danske Bank A/S	-	〃	-	US$	3,268	N/A	US$	3,255
	Ryder System, Inc.	-	〃	-	US$	2,551	N/A	US$	2,555
	Deutsche Bank AG - New York Branch	-	〃	-	US$	1,935	N/A	US$	1,920
	Hyundai Capital Services, Inc.	-	〃	-	US$	1,916	N/A	US$	1,922
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,599	N/A	US$	1,596
	Nordea Bank Abp	-	〃	-	US$	1,180	N/A	US$	1,174
	Abbott Laboratories	-	〃	-	US$	362	N/A	US$	363
	Canadian Imperial Bank of Commerce	-	〃	-	US$	198	N/A	US$	197
	Metropolitan Life Global Funding I	-	〃	-	US$	146	N/A	US$	145

	Government bond
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	674,934	N/A	US$	674,934
	Emirate of Abu Dhabi	-	〃	-	US$	1,451	N/A	US$	1,451
	Qatar	-	〃	-	US$	1,304	N/A	US$	1,304

	Agency bonds/Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	518,089	N/A	US$	518,089
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	300,125	N/A	US$	300,125
	Government National Mortgage Association	-	〃	-	US$	195,290	N/A	US$	195,290

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global
	Asset-backed securities
	Hyundai Auto Receivables Trust 2021-C	-	Financial assets at fair value through other comprehensive income	-	US$	10,492	N/A	US$	10,492
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	〃	-	US$	9,760	N/A	US$	9,760
	BX Trust 2022-LBA6	-	〃	-	US$	9,609	N/A	US$	9,609
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	〃	-	US$	9,172	N/A	US$	9,172
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,608	N/A	US$	7,608
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	7,440	N/A	US$	7,440
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	6,634	N/A	US$	6,634
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	6,340	N/A	US$	6,340
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	6,216	N/A	US$	6,216
	Bank 2020-BNK26	-	〃	-	US$	5,974	N/A	US$	5,974
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,767	N/A	US$	5,767
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	5,447	N/A	US$	5,447
	Bank 2017-Bnk6	-	〃	-	US$	5,416	N/A	US$	5,416
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,413	N/A	US$	5,413
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,246	N/A	US$	5,246
	WFRBS Commercial Mortgage Trust 2013-C13	-	〃	-	US$	5,071	N/A	US$	5,071
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,065	N/A	US$	5,065
	CSAIL 2018-CX11	-	〃	-	US$	4,836	N/A	US$	4,836
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	4,832	N/A	US$	4,832
	Morgan Stanley Bank America Merrill Lynch Trust 2013-C10	-	〃	-	US$	4,715	N/A	US$	4,715
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	4,562	N/A	US$	4,562
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,455	N/A	US$	4,455
	MRCD 2019-Prkc Mortgage Trust	-	〃	-	US$	4,440	N/A	US$	4,440
	GM Financial Consumer Automobile Receivables Trust 2021-4	-	〃	-	US$	4,386	N/A	US$	4,386
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	4,369	N/A	US$	4,369
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	4,341	N/A	US$	4,341
	Bank 2017 - BNK7	-	〃	-	US$	4,083	N/A	US$	4,083
	JPMCC 2017-JP7	-	〃	-	US$	3,913	N/A	US$	3,913
	Bank 2019-Bnk17	-	〃	-	US$	3,895	N/A	US$	3,895
	J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-LC9	-	〃	-	US$	3,626	N/A	US$	3,626
	BANK 2017-BNK5	-	〃	-	US$	3,611	N/A	US$	3,611
	Bank 2019-Bnk22	-	〃	-	US$	3,525	N/A	US$	3,525
	Msbam 2016-C29	-	〃	-	US$	3,509	N/A	US$	3,509
	Msbam 2016-C31	-	〃	-	US$	3,324	N/A	US$	3,324
	UBS Barclays Commercial Mortgage Trust 2013-C6	-	〃	-	US$	3,099	N/A	US$	3,099
	Ford Credit Auto Owner Trust 2022-B	-	〃	-	US$	2,998	N/A	US$	2,998
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	2,955	N/A	US$	2,955
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	2,931	N/A	US$	2,931
	GS Mortgage Securities Corporation Trust 2018-RIVR	-	〃	-	US$	2,865	N/A	US$	2,865
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,755	N/A	US$	2,755
	JPMDB 2017-C7	-	〃	-	US$	2,697	N/A	US$	2,697
	GS Mortgage Securities Trust 2013-GCJ12	-	〃	-	US$	2,558	N/A	US$	2,558
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,548	N/A	US$	2,548
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	2,487	N/A	US$	2,487
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,383	N/A	US$	2,383
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C7	-	〃	-	US$	2,274	N/A	US$	2,274

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mhc Commercial Mortgage Trust 2021-Mhc	-	Financial assets at fair value through other comprehensive income	-	US$	2,231	N/A	US$	2,231
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,210	N/A	US$	2,210
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,133	N/A	US$	2,133
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	2,118	N/A	US$	2,118
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	2,101	N/A	US$	2,101
	Bank 2021-bnk33	-	〃	-	US$	2,004	N/A	US$	2,004
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	2,004	N/A	US$	2,004
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	2,001	N/A	US$	2,001
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	1,995	N/A	US$	1,995
	Commerce 2013-CCRE12 Mortgage Trust	-	〃	-	US$	1,987	N/A	US$	1,987
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	1,985	N/A	US$	1,985
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	1,927	N/A	US$	1,927
	Dolp Trust 2021-NYC	-	〃	-	US$	1,920	N/A	US$	1,920
	Morgan Stanley Capital I Trust	-	〃	-	US$	1,864	N/A	US$	1,864
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,589	N/A	US$	1,589
	JPMBB Commercial Mortgage Securities Trust 2015-C27	-	〃	-	US$	1,525	N/A	US$	1,525
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,496	N/A	US$	1,496
	JPMBB Commercial Mortgage Securities Trust 2013-C12	-	〃	-	US$	1,457	N/A	US$	1,457
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,454	N/A	US$	1,454
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,394	N/A	US$	1,394
	Dbgs 2018-Biod Mortgage Trust	-	〃	-	US$	1,261	N/A	US$	1,261
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,261	N/A	US$	1,261
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	1,256	N/A	US$	1,256
	WFRBS Commercial Mortgage Trust 2013-UBS1	-	〃	-	US$	1,245	N/A	US$	1,245
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	1,141	N/A	US$	1,141
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	1,103	N/A	US$	1,103
	Morgan Stanley Bank of America Merrill Lynch Trust 2012-C6	-	〃	-	US$	1,001	N/A	US$	1,001
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	979	N/A	US$	979
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	945	N/A	US$	945
	Citigroup Commercial Mortgage Trust 2013-GCJ11	-	〃	-	US$	938	N/A	US$	938
	Toyota Auto Receivables 2018-D Owner Trust	-	〃	-	US$	905	N/A	US$	905
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C13	-	〃	-	US$	877	N/A	US$	877
	COMM 2012-CCRE5 Mortgage Trust	-	〃	-	US$	864	N/A	US$	864
	280 Park Avenue Trust 2017 - 280P	-	〃	-	US$	814	N/A	US$	814
	BX Trust 2021-BXMF	-	〃	-	US$	813	N/A	US$	813
	Commerce 2014-Ccre17 Mortgage Trust	-	〃	-	US$	766	N/A	US$	766
	Elp Commercial Mortgage Trust 2021-Elp	-	〃	-	US$	764	N/A	US$	764
	Bx 2021-21M Mortgage Trust	-	〃	-	US$	761	N/A	US$	761
	COMM 2013-LC6 Mortgage Trust	-	〃	-	US$	755	N/A	US$	755
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	732	N/A	US$	732
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	712	N/A	US$	712
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	705	N/A	US$	705
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	642	N/A	US$	642
	WFRBSCommercial Mortgage Trust 2013-C17	-	〃	-	US$	640	N/A	US$	640
	Wells Fargo Commercial Mortgage Trust 2012-LC5	-	〃	-	US$	601	N/A	US$	601
	Equs 2021-Eqaz Mortgage Trust	-	〃	-	US$	573	N/A	US$	573
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	569	N/A	US$	569
	Gs Mortgage Securities Corporation Trust 2020-Uptn	-	〃	-	US$	558	N/A	US$	558
	JPMBB Commercial Mortgage Securities Trust 2014-C19	-	〃	-	US$	549	N/A	US$	549

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Wells Fargo Commercial Mortgage Trust 2015-C28	-	Financial assets at fair value through other comprehensive income	-	US$	543	N/A	US$	543
	GS Mortgage Securities Trust 2019-GSA1	-	〃	-	US$	536	N/A	US$	536
	Bx Commercial Mortgage Trust 2021-CIP	-	〃	-	US$	531	N/A	US$	531
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	521	N/A	US$	521
	Bbcms Mortgage Trust 2017-C1	-	〃	-	US$	516	N/A	US$	516
	Benchmark 2019-B9 Mortgage Trust	-	〃	-	US$	516	N/A	US$	516
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	497	N/A	US$	497
	CF 2019-CF1 Mortgage Trust	-	〃	-	US$	478	N/A	US$	478
	Bank 2019-BNK23	-	〃	-	US$	477	N/A	US$	477
	UBS-Barclays Commercial Mortgage Trust 2012-C2	-	〃	-	US$	469	N/A	US$	469
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	462	N/A	US$	462
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	439	N/A	US$	439
	Morgan Stanley Bank Of America Merrill Lynch Trust 2013-C12	-	〃	-	US$	424	N/A	US$	424
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	410	N/A	US$	410
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	368	N/A	US$	368
	JPMCC 2015 - JP1	-	〃	-	US$	316	N/A	US$	316
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	300	N/A	US$	300
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	240	N/A	US$	240
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	218	N/A	US$	218
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	216	N/A	US$	216
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	214	N/A	US$	214
	Bank 2020-BNK28	-	〃	-	US$	112	N/A	US$	112
	COMM 2013-CCRE8 Mortgage Trust	-	〃	-	US$	107	N/A	US$	107
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	79	N/A	US$	79
	Ford Credit Auto Owner Trust 2019-A	-	〃	-	US$	8	N/A	US$	8
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	3	N/A	US$	3

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	85,231	4	US$	85,231

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	-		20	-
	5V Technologies, Inc.	-	〃	4	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	971	US$	2,095	3	US$	2,095

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Growth Fund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	637	US$	4,146	-	US$	4,146
	CNEX Labs, Inc.	-	〃	33	US$	166	-	US$	166

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2022						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

Growth Fund	Publicly traded stocks
	Marvell Technology Group Ltd.	-	Financial assets at fair value through other comprehensive income	30	US$	1,289	-	US$	1,289

EmergingFund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	1,487	US$	9,680	-	US$	9,680
	Solanium Labs, Ltd.	-	〃	1,429	US$	5,000	2	US$	5,000
	Kinara, Inc.	-	〃	2,015	US$	3,000	2	US$	3,000
	RiVos, Inc.	-	〃	750	US$	2,000	-	US$	2,000

	Publicly traded stocks
	Credo Technology Group Holding Ltd	-	Financial assets at fair value through other comprehensive income	861	US$	10,060	1	US$	10,060

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Commercial paper
	Taiwan Power Company	Financial assets at amortized cost	-	-	-		-	2,260		$22,512,288	-		$-		$-		$-	2,260		$22,512,288
	CPC Corporation, Taiwan	〃	-	-	-		-	1,472		14,667,397	-		-		-		-	1,472		14,667,397

	Non-publicly traded equity investments
	JASM	Investments accounted for using equity method	-	-	58		1,383,554	962		23,150,164	-		-		-		-	1,020		22,098,454
	TSMC 3DIC	〃	-	-	11		270,513	24		556,490	-		-		-		-	35		773,554

TSMC Global	Corporate bond
	Bank of America Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	75,265	-	US$	12,769	-	US$	6,140	US$	6,093	US$	47	-	US$	77,008
	Morgan Stanley	〃	-	-	-	US$	65,115	-	US$	17,148	-	US$	4,750	US$	4,678	US$	72	-	US$	73,091
	Citigroup Inc.	〃	-	-	-	US$	49,298	-	US$	15,620	-	US$	1,286	US$	1,278	US$	8	-	US$	60,548
	The Toronto-Dominion Bank	〃	-	-	-	US$	14,786	-	US$	12,178	-	US$	1,910	US$	1,999	US$	(89)	-	US$	23,933
	Bank of Montreal	〃	-	-	-	US$	6,295	-	US$	10,734	-	US$	5,076	US$	4,999	US$	77	-	US$	11,213
	S&P Global Inc.	〃	-	-	-	US$	-	-	US$	14,096	-	US$	2,893	US$	2,934	US$	(41)	-	US$	10,454
	The Goldman Sachs Group, Inc.	Financial assets at amortized cost	-	-	-	US$	51,347	-	US$	353,589	-	US$	67,000	US$	67,000	US$	-	-	US$	336,727
	Citigroup Global Markets Inc.	〃	-	-	-	US$	99,968	-	US$	150,000	-	US$	-	US$	-	US$	-	-	US$	249,919
	Bank of America Corporation	〃	-	-	-	US$	-	-	US$	207,192	-	US$	-	US$	-	US$	-	-	US$	207,110
	Citigroup Global Markets Holdings Inc.	〃	-	-	-	US$	-	-	US$	150,000	-	US$	-	US$	-	US$	-	-	US$	149,951
	Goldman Sachs Finance Corp International Ltd.	〃	-	-	-	US$	-	-	US$	150,000	-	US$	-	US$	-	US$	-	-	US$	149,870
	JPMorgan Chase & Co.	〃	-	-	-	US$	10,054	-	US$	118,353	-	US$	-	US$	-	US$	-	-	US$	128,545
	Citigroup Inc.	〃	-	-	-	US$	-	-	US$	119,897	-	US$	-	US$	-	US$	-	-	US$	119,794
	Wells Fargo & Company	〃	-	-	-	US$	30,399	-	US$	31,484	-	US$	-	US$	-	US$	-	-	US$	61,759
	Jpmorgan LLC	〃	-	-	-	US$	-	-	US$	50,000	-	US$	-	US$	-	US$	-	-	US$	49,984
	GOLDMAN SACHS GROUP INC	〃	-	-	-	US$	-	-	US$	50,000	-	US$	-	US$	-	US$	-	-	US$	49,957

	Government bond
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	768,483	-	US$	92,255	-	US$	142,601	US$	143,820	US$	(1,219)	-	US$	674,934

	Agency bonds/Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	460,205	-	US$	247,694	-	US$	132,440	US$	134,734	US$	(2,294)	-	US$	518,089

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Federal Home Loan Mortgage Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	253,075	-	US$	128,263	-	US$	51,677	US$	52,581	US$	(904)	-	US$	300,125
	Government National Mortgage Association	〃	-	-	-	US$	285,581	-	US$	75,453	-	US$	145,816	US$	148,688	US$	(2,872)	-	US$	195,290

Note:	The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 15, 2022 (Note)	$213,300,000 (Note)	Based on the terms in the purchase order	122 counterparties(Note), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Addtron Technology (Japan), Inc.
Aegis Technology Co.
Air Liquid Japan G.K.
Air Liquide Far Eastern Ltd.
Air Water Plant Engineering Co., Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Chunghwa Telecom Japan Co.,Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Eaton Electric Japan
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Fuji Electric Co., Ltd
Fuji Furukawa E&C Co., Ltd
Green Partners Industry Co., Ltd
Hantech Engineering Co., Ltd.
Hitachi Energy Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
Japan Material Co., Ltd.
JG Environmental Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Jienshian Information Engineering Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Johnson Controls York Taiwan Co, Ltd.
Jusun Instruments Co., Ltd.
Kajima Corporation
Kanto Chemical Engineering Co., Ltd.
Kao Hsin Engineering Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
Koei International Corp.
Kuken Kogyo Co., Ltd.
Kurita Water Industries Ltd., Taiwan
Kyudenko Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Lumax International Corp., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Mitsubishi Heavy Industries Air-Conditioning & Refrigeration Corporation
Mitsubishi Heavy Industries, Ltd.
NAGASE & CO. LTD.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				NEC Facilities, Ltd.
Organo Corporation
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Quicken System Integration Co., Ltd.
Ruentex Engineering & Construction Co., Ltd.
SACHEM Inc.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Seibu Giken Co., Ltd.
Shihlin Electric & Engineering Corporation
Shimizu Corporation
Siemens Limited
SN Tech Corporation
Solomon Technology Corporation
Sumitomo Corporation
Swift Engineering Co., Ltd.
Taikisha Ltd.
Taisei Corporation
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
Taiyo Nippon Sanso Corporation
TASA Construction Corporation

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Techgo Industrial Co., Ltd.
Toshiba Mitsubishi-Electric Industrial Systems Corporation
Toyoko Kagaku Co., Ltd.
Trane Taiwan Distribution Limited
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Vertiv
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Real estate	May 10, 2022 (Note)	US$2,147,000 (Note)	Based on the terms in the purchase order	19 counterparties(Note), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
Southern Taiwan Science Park Bureau, Ministry of Science and Technology

Note:

The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$657,714,427	65	Net 30 days from invoice date (Note)	-	(Note)		$159,621,137	76
	TSMC Nanjing	Subsidiary	Sales		133,564	-	Net 30 days from the end of the month of when invoice is issued	-	-		-	-
	GUC	Associate	Sales		4,169,696	-	Net 30 days from the end of the month of when invoice is issued	-	-		631,508	-
	TSMC Nanjing	Subsidiary	Purchases		19,680,540	26	Net 30 days from the end of the month of when invoice is issued	-	-		(3,006,492)	5
	TSMC China	Subsidiary	Purchases		13,370,220	17	Net 30 days from the end of the month of when invoice is issued	-	-		(2,267,737)	4
	WaferTech	Indirect subsidiary	Purchases		4,777,184	6	Net 30 days from the end of the month of when invoice is issued	-	-		(927,103)	2
	SSMC	Associate	Purchases		2,233,261	3	Net 30 days from the end of the month of when invoice is issued	-	-		(453,376)	1
	VIS	Associate	Purchases		863,725	1	Net 30 days from the end of the month of when invoice is issued	-	-		(164,527)	-

TSMC North America	GUC	Associate of TSMC	Sales		1,390,233	-	Net 30 days from invoice date	-	-		267,983	-
				(US$	48,153)					(US$	9,016)

VisEra Tech	Xintec	Associate of TSMC	Sales		402,330	8	Net 60 days from the end of the month of when invoice is issued	-	-		172,953	12

Note:	The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$167,125,795	41	$-	-	$-	$-
	VisEra Tech	Subsidiary		401,871	Note 2	-	-	-	-
	TSMC Nanjing	Subsidiary		132,660	Note 2	-	-	-	-
	VIS	Associate		2,117,731	Note 2	-	-	-	-
	GUC	Associate		631,508	22	-	-	-	-
	Xintec	Associate		335,526	Note 2	-	-	-	-

TSMC North America	GUC	Associate of TSMC	(US$	267,983 9,016)	31	-	-	-	-

TSMC China	TSMC Nanjing	The same parent company		39,050,560	Note 2	-	-	-	-
			(RMB	8,795,369)
	TSMC	Parent company		2,267,737	28	-	-	-	-
			(RMB	510,763)

TSMC Nanjing	TSMC	Parent company		3,006,492	27	-	-	-	-
			(RMB	677,154)

VisEra Tech	Xintec	Associate of TSMC		172,953	66	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	419,754 14,123)	Note 2	-	-	-	--

WaferTech	TSMC	The ultimate parent of the Company	(US$	927,103 31,192)	32	-	-	-	-

	TSMC Development	Parent company	(US$	147,123 4,950)	Note 2	-	-	-	-

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$657,714,427	-	64%
				Receivables from related parties	159,621,137	-	4%
				Other receivables from related parties	7,504,658	-	-
				Accrued expenses and other current liabilities	57,568,913	-	1%
				Other noncurrent liabilities	163,163,035	-	4%

		JASM	1	Other noncurrent assets	1,675,578	-	-

		TSMC 3DIC	1	Research and development expenses	461,841	-	-

		TSMC China	1	Purchases	13,370,220	-	1%
				Payables to related parties	2,267,737	-	-

		TSMC Nanjing	1	Purchases	19,680,540	-	2%
				Proceeds from disposal of property, plant and equipment	567,969	-	-
				Payables to related parties	3,006,492	-	-

		TSMC Technology	1	Research and development expenses	1,616,178	-	-

		WaferTech	1	Purchases	4,777,184	-	-
				Payables to related parties	927,103	-	-

1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	39,050,560	-	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2022				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2022 (Foreign Currencies in Thousands)		December 31, 2021 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$355,162,309		$355,162,309	11	100		$394,617,644		$1,009,425		$1,009,425	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100		60,266,359	1,251,696			1,251,696	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices		24,567,085		1,416,921	1,020	71		22,098,454	(164,746)			(146,069)	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		21,643,300		21,643,300	770	100		15,718,207	(3,470,683)			(3,470,683)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		11,387,537	8,978,208			2,540,468	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082		4,224,082	213,619	68		11,066,280	1,146,923			834,826	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		7,914,636	1,572,917			610,134	Associate
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,961,129	(263,452)			(263,452)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		3,092,962	926,266			379,848	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,381,336	1,305,851			454,945	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		589,419		298,618	-	99.9		895,626	(3,986)			(3,982)	Subsidiary
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		835,476		278,986	35	100		773,554	19,270			19,270	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		519,567	12,613			12,613	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		410,680	15	100		341,842	10,444			10,444	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies		1,321,594		1,321,594	-	98		328,369	(3,158)			(3,095)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		122,462	3,236			3,236	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies		260,300		260,300	-	98		87,705	(921)			(903)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		40,829	863			863	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	(US$	17,444,995 586,939)	(US$	17,444,995 586,939)	-	100	(US$	34,018,370 1,144,552)	(US$	1,156,507 40,359)		Note2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		424,490		424,490	-	100		890,112	(7,717)			Note2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	29,948)	(US$	(257))
	TSMC Canada	Ontario, Canada	Engineering support activities		68,361		68,361	2,300	100		309,249	14,102			Note2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	10,405)	(US$	490)
VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies		77,389		77,389	-	100		248,035	(327)			Note2	Subsidiary
				(US$	2,604)	(US$	2,604)			(US$	8,345)	(US$	(11))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	47,358 1,593)	(US$	47,358 1,593)	4,693	28	(US$	21,047 708)	(US$	(6,706 (235	) ))	Note2	Associate
TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		-		-	293,637	100	(US$	5,784,843 194,632)	(US$	1,099,876 38,402)		Note2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED JUNE 30, 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2022(US$ in Thousands)	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2022(US$ in Thousands)	Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of June 30, 2022	Accumulated Inward Remittance of Earnings as of June 30, 2022
					Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$18,939,667 (RMB4,502,080)	Note 1	$18,939,667 (US$596,000)	$-	$-	$18,939,667 (US$596,000)	$5,878,507	100%	$5,803,735 (Note 2)	$81,005,130	$-
TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	30,521,412 (RMB6,650,119)	Note 1	30,521,412 (US$1,000,000)	-	-	30,521,412 (US$1,000,000)	10,507,674	100%	10,501,499 (Note 2)	57,625,261	-

Accumulated Investment in Mainland China as of June 30, 2022 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$49,461,079 (US$1,596,000)	$119,412,667 (US$3,596,000)	$ 1,506,277,275 (Note 3)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:	Amount was recognized based on the reviewed financial statements.

Note 3:	The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

JUNE 30, 2022

Shareholders (Note)	Shares
	Total Shares Owned	Ownership Percentage

ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	5,320,242,653	20.52%
National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note:	Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.